Exhibit 99.2

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

Condensed Interim Consolidated
Financial Statements
for the half-year ended June 30, 2012

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

Contents

CONSOLIDATED STATEMENT OF FINANCIAL POSITION		4

CONSOLIDATED STATEMENT OF FINANCIAL POSITION		5

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		7

CONSOLIDATED CASH FLOW STATEMENT		8

STATEMENT OF CHANGES IN EQUITY		9

1.	ACCOUNTING PRINCIPLES AND METHODS	- 12 -

2.	USE OF MANAGEMENT ESTIMATES IN THE APPLICATION OF GROUP ACCOUNTING STANDARDS	- 15 -

3.	SIGNIFICANT EVENTS AND MAIN ACQUISITIONS AND DIVESTITURES	- 16 -

4.	GOODWILL	- 19 -

5.	CONCESSION INTANGIBLE ASSETS	- 20 -

6.	OTHER INTANGIBLE ASSETS	- 20 -

7.	PROPERTY, PLANT AND EQUIPMENT	- 21 -

8.	CURRENT AND NON-CURRENT OPERATING FINANCIAL ASSETS	- 22 -

9.	OTHER NON-CURRENT AND CURRENT FINANCIAL ASSETS	- 23 -

10.	WORKING CAPITAL	- 24 -

11.	CASH AND CASH EQUIVALENTS	- 25 -

12.	EQUITY	- 26 -

13.	NON-CURRENT AND CURRENT PROVISIONS	- 28 -

14.	NON-CURRENT AND CURRENT BORROWINGS	- 29 -

15.	DERIVATIVES	- 30 -

16.	REVENUE	- 31 -

17.	OPERATING INCOME	- 31 -

18.	NET FINANCE COSTS	- 32 -

19.	OTHER FINANCIAL INCOME AND EXPENSES	- 33 -

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

20.	INCOME TAX EXPENSE	- 33 -

21.	ASSETS CLASSIFIED AS HELD FOR SALE, DISCONTINUED OPERATIONS AND DIVESTITURES	- 34 -

22.	NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	- 37 -

23.	PROPORTIONATELY CONSOLIDATED COMPANIES	- 37 -

24.	TAX AUDIT	- 38 -

25.	OFF-BALANCE SHEET COMMITMENTS AND COLLATERAL	- 39 -

26.	CONTINGENT ASSETS AND LIABILITIES	- 41 -

27.	RELATED-PARTY TRANSACTIONS	- 44 -

28.	REPORTING BY OPERATING SEGMENT	- 45 -

29.	POST-BALANCE SHEET EVENTS	- 48 -

30.	MAIN COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	- 48 -

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (€ million)	Notes	As of June 30, 2012	As of December 31, 2011
Goodwill	4	4,921.3	5,795.9
Concession intangible assets	5	4,722.9	4,629.1
Other intangible assets	6	1,184.3	1,280.8
Property, plant and equipment	7	6,890.8	8,488.3
Investments in associates		380.0	325.2
Non-consolidated investments		108.2	106.3
Non-current operating financial assets	8	5,085.9	5,088.3
Non-current derivative instruments - Assets	15	678.3	742.8
Other non-current financial assets	9	814.2	736.5
Deferred tax assets		1,219.5	1,263.9
Non-current assets		26,005.4	28,457.1
Inventories and work-in-progress	10	1,115.4	1,020.8
Operating receivables	10	10,645.9	11,427.6
Current operating financial assets	8	337.2	357.0
Other current financial assets	9	252.0	114.6
Current derivative instruments - Assets	15	47.3	48.1
Cash and cash equivalents	11	4,550.4	5,723.9
Assets classified as held for sale	21	4,757.0	3,256.5
Current assets		21,705.2	21,948.5
TOTAL ASSETS		47,710.6	50,405.6

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (€ million)	Notes	As of June 30, 2012	As of December 31, 2011
Share capital		2,610.4	2,598.2
Additional paid-in capital		8,466.3	9,796.2
Reserves and retained earnings attributable to owners of the Company		(4,051.3)	(5,324.7)
Total equity attributable to owners of the Company	12	7,025.4	7,069.7
Total equity attributable to non-controlling interests		2,686.8	2,765.4
Equity	12	9,712.2	9,835.1
Non-current provisions	13	2,009.7	2,077.1
Non-current borrowings	14	15,364.2	16,706.7
Non-current derivative instruments - Liabilities	15	218.1	215.4
Deferred tax liabilities		1,536.3	1,891.1
Non-current liabilities		19,128.3	20,890.3
Operating payables	10	11,351.3	12,598.6
Current provisions	13	582.3	604.8
Current borrowings	14	3,966.0	3,942.3
Current derivative instruments - Liabilities	15	83.0	81.5
Bank overdrafts and other cash position items	11	492.4	440.2
Liabilities directly associated with assets classified as held for sale	21	2,395.1	2,012.8
Current liabilities		18,870.1	19,680.2
TOTAL EQUITY AND LIABILITIES		47,710.6	50,405.6

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	Half-year ended June 30, 2012	Half-year ended June 30, 2011 (1)
Revenue	16	14,780.7	14,303.9
o/w revenue from operating financial assets		190.2	182.8
Cost of sales		(12,465.3)	(12,329.6)
Selling costs		(297.9)	(273.9)
General and administrative expenses		(1,489.5)	(1,525.1)
Other operating revenue and expenses		(4.9)	4.6
Operating income	17	523.1	179.9
Finance costs	18	(397.2)	(405.3)
Income from cash and cash equivalents	18	35.5	59.3
Other financial income and expenses	19	(33.5)	(39.1)
Income tax expense	20	(151.9)	(291.9)
Share of net income of associates		10.3	5.6
Net income (loss) from continuing operations		(13.7)	(491.5)
Net income (loss) from discontinued operations	21	245.7	460.1
Net income (loss) for the period		232.0	(31.4)
Attributable to owners of the Company		153.1	(67.2)
Non-controlling interests	22	78.9	35.8

(in euros)
NET INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted		0.30	(0.14)
Basic		0.30	(0.14)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted		(0.18)	(1.11)
Basic		(0.18)	(1.11)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted		0.48	0.97
Basic		0.48	0.97

(1)	In accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:
●	activities in the course of divestiture:
o
the entire contribution of Veolia Transdev (from March 3, 2011 to June 30, 2011), excluding the activities of Société Nationale Maritime Corse Méditerranée (SNCM) Group, which have been excluded from the divestiture process of Veolia Transdev during the first-half of 2012;

o	urban lighting activities (Citelum) in the Energy Services division;
o	Solid Waste activities in the United States in the Environmental Services division;
●	activities divested:
o	the whole transportation business (from January 1 to March 3, 2011);
o	Environmental Services activities in Norway divested in March 2011;
o	German operations in the Energy Services division, partially divested in May 2011;
o	household assistance services (Proxiserve) held jointly by the Water and Energy Services divisions, divested in December 2011;
o	and regulated activities in the United Kingdom in the Water division, divested in June 2012;
are presented retrospectively in a separate line “Net income (loss) from discontinued operations” for the half-year ended June 30, 2012 (see Notes 3 and 21).

Furthermore, as the divestiture process for Pinellas incineration activities in the Environmental Services division in the United States was interrupted in the second half of 2011, these activities are no longer presented in Net income (loss) from discontinued operations.

(2)
Pursuant to IAS 33, the weighted average number of shares outstanding taken into account for the calculation of 2011 net income per share was adjusted following the distribution of a scrip dividend in June 2012. The adjusted weighted average number of shares is therefore 487 million (basic and diluted) as of June 30, 2011.
As of June 30, 2012, the weighted average number of shares is 505.5 million (basic and diluted).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€ million)	Half-year ended June 30, 2012 (1)	Half-year ended June 30, 2011 (1)

Net income (loss) for the period	232.0	(31.4)

Actuarial gains or losses on pension obligations	(60.9)	62.4
Related income tax expense	4.2	(15.3)
Amount net of tax	(56.7)	47.1
Other items of comprehensive income not subsequently released to net income	(56.7)	47.1

Fair value adjustments on available-for-sale assets	0.7	(1.7)
Related income tax expense	(0.2)	0.2
Amount net of tax	0.5	(1.5)

Fair value adjustments on cash flow hedge derivatives	(11.6)	16.2
Related income tax expense	1.1	(5.8)
Amount net of tax	(10.5)	10.4

Foreign exchange gains and losses:
- on the translation of the financial statements of subsidiaries drawn up in a foreign currency	269.8	(320.1)
Amount net of tax	269.8	(320.1)
- on the net financing of foreign operations	(37.9)	104.5

- related income tax expense	(2.4)	(39.3)
Amount net of tax	(40.3)	65.2
Other items of comprehensive income subsequently released to net income	219.5	(246.0)

Total Other comprehensive income	162.8	(198.9)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	394.8	(230.3)
- Attributable to owners of the Company	298.3	(248.0)
- Attributable to non-controlling interests	96.5	17.7

(1) Other comprehensive income attributable to discontinued operations as defined in IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, totaled €104.7 million in the half-year ended June 30, 2012 and -€82.3 million in the half-year ended June 30, 2011.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Net income (loss) for the period		232.0	(31.4)
Operating depreciation, amortization, provisions and impairment losses		947.7	1,556.5
Financial amortization and impairment losses		1.4	10.5
Gains/(losses) on disposal and dilution		(275.5)	(532.1)
Share of net income of associates		(10.3)	(6.2)
Dividends received	19	(3.3)	(3.0)
Net finance costs	18 & 21	400.5	381.9
Income tax expense	20 & 21	197.3	307.3
Other items		91.7	48.2
Operating cash flow before changes in working capital		1,581.5	1,731.7
Changes in working capital	10	(609.4)	(657.6)
Income taxes paid		(152.1)	(210.1)
Net cash from operating activities		820.0	864.0
Including Net cash from operating activities of discontinued operations	21	62.9	(11.3)
Industrial investments		(1,003.3)	(914.7)
Proceeds on disposal of intangible assets and property, plant and equipment		65.7	80.3
Purchases of investments		(79.1)	(44.7)
Proceeds on disposal of financial assets		655.6	956.6
Operating financial assets
New operating financial assets		(146.4)	(170.1)
Principal payments on operating financial assets		199.6	219.3
Dividends received (including dividends from associates)	19	9.5	8.6
New non-current loans granted		(68.2)	(70.0)
Principal payments on non-current loans		21.1	10.8
Net decrease/increase in current loans		(50.8)	(13.2)
Net cash from/(used in) investing activities		(396.3)	62.9
Including Net cash from/(used in) investing activities of discontinued operations	21	509.9	692.2
Net decrease/increase in current borrowings	14	(533.4)	(129.9)
New non-current borrowings and other debts	14	1,295.2	618.9
Principal payments on non-current borrowings and other debts	14	(1,233.7)	(29.1)
Proceeds on issue of shares		0.2	38.8
Share capital reduction
Transactions with non-controlling interests: partial purchases and sales		(97.6)	(1.4)
Purchases of/proceeds from treasury shares			2.2
Dividends paid		(505.3)	(388.6)
Interest paid		(532.2)	(469.7)
Net cash from/(used in) financing activities		(1,606.8)	(358.8)
Including Net cash from/(used in) financing activities of discontinued operations	21	460.7	94.8
NET CASH AT THE BEGINNING OF THE YEAR		5,283.7	5,019.8
Effect of foreign exchange rate changes and other		(42.6)	(14.6)
NET CASH AT THE END OF THE PERIOD		4,058.0	5,573.3
Cash and cash equivalents	11	4,550.4	6,037.2
Bank overdrafts and other cash position items	11	492.4	463.9
NET CASH AT THE END OF THE PERIOD		4,058.0	5,573.3

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

STATEMENT OF CHANGES IN EQUITY

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity

As of December 31, 2010	499,126,367	2,495.6	9,514.9	(444.7)	(3,679.5)	23.8	(34.2)	7,875.9	2,928.5	10,804.4

Issues of share capital of the parent company	20,462,396	102.3	280.4					382.7		382.7

Parent company dividend distribution					(586.8)			(586.8)		(586.8)

Elimination of treasury shares				2.2				2.2		2.2

Share purchase and subscription options	64,197	0.3	0.9		1.5			2.7		2.7

Third party share in share capital increases of subsidiaries								-	1.3	1.3

Third party share in dividend distributions of subsidiaries								-	(185.7)	(185.7)

Transactions with non-controlling interests					(15.0)			(15.0)	74.7	59.7
Total transactions with non-controlling interests	20,526,593	102.6	281.3	2.2	(600.3)	-	-	(214.2)	(109.7)	(323.9)
Other comprehensive income					44.0	(235.5)	10.7	(180.8)	(18.1)	(198.9)

Net income (loss) for the period					(67.2)			(67.2)	35.8	(31.4)
Total comprehensive income (loss) for the period					(23.2)	(235.5)	10.7	(248.0)	17.7	(230.3)
Other changes					3.0			3.0	9.2	12.2
As of June 30, 2011	519,652,960	2,598.2	9,796.2	(442.5)	(4,300.0)	(211.7)	(23.5)	7,416.7	2,845.7	10,262.4

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity

As of December 31, 2011	519,652,960	2,598.2	9,796.2	(442.5)	(4,850.4)	34.9	(66.7)	7,069.7	2,765.4	9,835.1

Issues of share capital of the parent company	2,433,889	12.2	11.7					23.9		23.9

Parent company dividend distribution			(1,341.6)		987.8			(353.8)		(353.8)

Elimination of treasury shares

Share purchase and subscription options					(1.3)			(1.3)		(1.3)

Third party share in share capital increases of subsidiaries									0.2	0.2

Third party share in dividend distributions of subsidiaries									(175.4)	(175.4)

Transactions with non-controlling interests					(13.6)			(13.6)	3.9	(9.7)
Total transactions with non-controlling interests	2,433,889	12.2	(1,329.9)		972.9			(344.8)	(171.3)	(516.1)
Other comprehensive income					(53.1)	209.9	(11.6)	145.2	17.6	162.8

Net income (loss) for the period					153.1			153.1	78.9	232.0
Total comprehensive income (loss) for the period					100.0	209.9	(11.6)	298.3	96.5	394.8
Other changes					2.1			2.1	(3.8)	(1.7)
As of June 30, 2012	522,086,849	2,610.4	8,466.3	(442.5)	(3,775.4)	244.8	(78.3)	7,025.4	2,686.8	9,712.2

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

The dividend distribution per share was €0.70 in 2012 and €1.21 in 2011. In 2012 and 2011, a portion of the dividend was paid in shares.

Total dividends paid recorded in the Consolidated Cash Flow Statements for the half-years ended June 30, 2012 and June 30, 2011 of €505 million and €389 million respectively, include:

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Parent company dividend distribution	(354)	(587)

Third party share in dividend distributions of subsidiaries	(175)	(186)

Scrip dividend (1)	24	384
TOTAL DIVIDENDS PAID	(505)	(389)

(1) The lines “Proceeds on issue of shares” and “Dividends paid” in the Consolidated Cash Flow Statement are presented net of scrip dividends as such distributions do not generate cash flows.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

1. ACCOUNTING PRINCIPLES AND METHODS

The Group’s condensed interim consolidated financial statements for the half-year ended June 30, 2012 were prepared under the responsibility of the Board of Directors, which met on August 1, 2012.

Accounting standards framework

Basis underlying the preparation of the financial information

Pursuant to European Regulation no.1606/2002 of July 19, 2002, as amended by European Regulation 297/2008 of March 11, 2008, the condensed interim consolidated financial statements of the Veolia Environnement Group (the “Group”) for the half-year ended June 30, 2012 were prepared in accordance with IAS 34, Interim Financial Reporting. As they are condensed financial statements, they do not include all the disclosures required under IFRS and must be read in conjunction with the Group financial statements for the year ended December 31, 2011.

The accounting principles used for the preparation of the condensed interim consolidated financial statements are in accordance with the IFRS standards and interpretations published by the IASB and IFRIC as of June 30, 2012 and adopted by the European Union. These standards and interpretations may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm.

These half-year financial statements have been drawn up in accordance with the principles used for the preparation of the 2011 consolidated financial statements, except for the items presented below and the specificities required by IAS 34.

New standards and interpretations

The accounting policies and methods are presented in detail in Note 1 to the Consolidated financial statements for the year ended December 31, 2011.

Texts of mandatory effect for the first time within the Group as of January 1, 2012

●
Amendments to IFRS 7, Financial Instruments – Disclosures, Transfers of Financial Assets: the Group did not identify any material impacts on the condensed interim consolidated financial statements arising from the implementation of this amendment;

●
Amendments to IAS 12, Income Taxes: recovery of underlying assets: these amendments have not yet been adopted by the European Union but do not impact the condensed interim consolidated financial statements of the Group.

Texts which enter into mandatory effect after June 30, 2012 and which have not been adopted early

The following texts enter into mandatory effect after June 30, 2012 (adopted or in the course of adoption by the European Union):

●	Amendments to IAS 19 which propose eliminating the possibility of deferring the recognition of actuarial gains and losses (the corridor approach)

●	Amendments to IFRS 7, Financial Instruments – Disclosures: Offsetting financial assets and liabilities;

●	Amendments to IFRS 32, seeking to clarify the principles for offsetting financial assets and liabilities;

●
IFRS 9, Financial Instruments: Classification and Measurement of financial assets and liabilities and the amendment to IFRS 9, Financial Instruments, which proposes to push back the mandatory effective date of application of the standard to fiscal years beginning on or after January 1, 2015;

●	Amendment to IFRS 7 relating to disclosures on transition to IFRS 9;

●	IFRS 10, Consolidated financial statements

●	IFRS 11, Joint Arrangements;

●	IFRS 12, Disclosure of Interests in Other Entities

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

●	IFRS 13, Fair value measurement;

●	Amendment to IAS 28, Investments in associates;

●	Amendments resulting from the IFRS annual improvement process (cycle 2009-2011).

Subject to their definitive adoption by the European Union, these standards and standard amendments are of mandatory application from January 1, 2013 or later. The Group is currently assessing the potential impact of the first-time application of these texts.

The consolidation standards detailed above (IFRS 10, IFRS 11 and IFRS 12), published in May 2011, provide for retrospective application from fiscal years beginning on or after January 1, 2013. On June 1, 2012, the European Accounting Regulation Committee (ARC) issued a favorable opinion on the adoption of these standards in Europe, with mandatory retrospective application from January 1, 2014 at the latest. Early adoption of these standards will however be authorized.

Subject to the definitive adoption of these standards by the European Union, the Group plans to apply them from January 1, 2013.

Nonetheless, as these standards are likely to trigger significant changes to the Group financial statements, analysis and implementation procedures were launched in fiscal year 2011.

IFRS 11, Joint Arrangements, provides in particular for joint ventures to be accounted for using the equity method and removes the option for proportionate consolidation currently provided in IAS 31, Interests in Joint Ventures. The Group currently proportionately consolidates a certain number of material companies and is in the course of assessing the precise impact of the application of this new standard on the consolidated financial statements. Summarized financial information in respect of Group joint ventures is presented in Note 23, Proportionately consolidated companies.

Procedures were also launched in fiscal year 2011 in respect of IFRS 10, Consolidated Financial Statements. These procedures included drafting a framework for the assessment of control as defined in the new standard and an analysis methodology for so-called complex cases, involving several partners in a dense contractual environment. Review procedures are currently in progress based on scopes identified within the different Group businesses.

Seasonality of Group activity

Climatic conditions combined with the seasonality of activities may impact the Group’s results. Some of the Group’s activities are subject to seasonal changes. In the Energy Services Division, Dalkia generates most of its operating income in the first and fourth quarters corresponding to heating periods in Europe. In the Water sector, water consumption for domestic use and wastewater treatment is higher between May and September in the Northern hemisphere, where Veolia Water conducts most of its business. Finally, SNCM group conducts most of its business during the summer.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

Translation of foreign subsidiaries' financial statements

The exchange rates of the major currencies of non-euro countries used in the preparation of the interim consolidated financial statements were as follows:

Period-end exchange rate (one foreign currency unit = €xx)	As of June 30, 2012	As of June 30, 2011	As of December 31, 2011
U.S. Dollar	0.7943	0.6919	0.7729
Pound Sterling	1.2395	1.1080	1.1972
Czech Crown	0.0390	0.0411	0.0388

Average exchange rate (one foreign currency unit = €xx)	Average exchange rate for the half-year ended June 30, 2012	Average exchange rate for the half-year ended June 30, 2011	2011 Average exchange rate
U.S. Dollar	0.7711	0.7127	0.7185
Pound Sterling	1.2158	1.1520	1.1523
Czech Crown	0.0397	0.0411	0.0407

Segment reporting

The information presented for each operating segment is identical to that presented to the Group’s Chief Operating Decision Maker (Chairman and Chief Executive Officer) for decision making purposes. This information is based on the internal organization of the Group’s activities and corresponds to the different Group divisions.

The Chief Operating Decision Maker receives summary information by division, enabling him to measure the performance of each division.

Budget objectives set for each division head comprise objectives based on cash generation, operating net income, investment and other key ratios. These objectives are set for each division as a whole.

The variable compensation of Executive Committee members is based on the performance of the Group and of each division (including, in particular, operating cash flow).

Financial information by operating segment is prepared in accordance with the same rules used to prepare the Consolidated Financial Statements.

Following the announcement at the end of 2011 of the Group’s withdrawal from the Transportation business and changes to the Group’s Executive Committee, the internal organizational structure of the Group was modified, with consequently a change in the preparation of the operating segments to be presented.

In accordance with the provisions of IFRS 8 on the identification of operating segments and after taking account of regrouping criteria, the following segments are now presented:

- Water
- Environmental Services
- Energy Services
- Other Segments

“Other Segments” primarily groups together the activities of SNCM, ProActiva MedioAmbiente (Water and Environmental Services), Eolfi (Renewable Energies) and the various Group holding companies.

Segment reporting for prior periods was restated for this change.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

2. USE OF MANAGEMENT ESTIMATES IN THE APPLICATION OF GROUP ACCOUNTING STANDARDS

The preparation of the condensed interim consolidated financial statements may require Veolia Environnement to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Future results may differ significantly from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Future values could differ from these estimates.

Underlying estimates and assumptions are reviewed on an ongoing basis. The impact of changes in accounting estimates is recognized in the period the change is made if it affects this period only and in the period the change is made and subsequent periods if they are also affected by the change.

Given the deterioration in the debt refinancing market in the Italian economy, the Group decided to reinforce its operating receivables depreciation methodology.

Impairment tests are carried out on cash-generating units identified as at risk as of December 31, 2011 or presenting an indication of loss in value over the period. Group management performed tests based on best forecasts of discounted future cash flows of the activities of the cash-generating units concerned. Note 17 presents the impairment losses recognized in the accounts as of June 30, 2012.

Note 20 concerns the Group’s income tax expense. The income tax expense for the period is calculated by applying the estimated effective annual tax rate to the pre-tax income of the period, adjusted for any one-off items.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

At the June 2012 period-end, the rates were reviewed taking account of current conditions and using the following procedures:

●
Application of IAS 36, Impairment of assets: in accordance with Group practice, the discount rates used correspond to the weighted average cost of capital, calculated annually at the end of the first half-year. A specific risk premium is included in the calculation of the weighted average cost of capital of entities located in the following countries: Belgium, Ireland, Italy, Portugal, Slovakia, Slovenia and Spain;

●
Application of IAS 37, Provisions, Contingent Liabilities and Contingent Assets: the discount rates used consist of a risk-free interest rate and a risk premium specific to the underlying assets and liabilities.

●	Application of IAS 19, Employee benefits: commitments are measured using a range of market indices, in particular the Iboxx index.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

3. SIGNIFICANT EVENTS AND MAIN ACQUISITIONS AND DIVESTITURES

3.1 General context

The first half of 2012 was marked by:

●
a deterioration in the economic environment starting in April 2012, with weakness in certain industrial sectors weighing on the activities of Veolia Environmental Services, particularly in France, the United Kingdom and Germany,

●
an economic and financial situation that remains difficult in Southern Europe and particularly tension within the receivables refinancing market in Italy due to investor prudence in the bond portfolio market secured on Italian local authority debt. Within this context, the Group recognized receivables write-down and accrued additional charges in operating income in the total amount of €88.7 million in Italy in the Energy Services division (see Note 17),

●	significant exchange rate fluctuations relative to the euro.

Faced with these difficulties, the Group accelerated the implementation of its strategy through a vast transformation plan:

3.2 Acceleration of the implementation of the Veolia Environnement strategic plan

Changes in governance

Three new directors joined the Veolia Environnement Board of Directors: Mrs. Nathalie Rachou, Mrs. Maryse Aulagnon and Mr. Jacques Aschenbroich.

As part of the acceleration of the implementation of Veolia Environnement’s strategic plan, the composition of the Executive Committee was tightened around Antoine Frérot, and now comprises:

●	Sylvain Boucher, Secretary of the Executive Committee;

●	Jérôme Gallot, Chief Executive Officer of Veolia Transdev;

●	Jean-Michel Herrewyn, Senior Executive Vice-President in charge of the Water division;

●	Franck Lacroix, Senior Executive Vice-President in charge of the Energy Services division;

●	Jean-Marie Lambert, Group Human Resources Director;

●	Jérôme Le Conte, Senior Executive Vice-President in charge of the Environmental Services division; and

●	Pierre-François Riolacci, Chief Finance Officer.

Activity restructuring plan

The implementation of the Group strategic plan announced on December 6, 2011 involved the following main restructuring measures:

Divestitures

On June 28, 2012, the Group announced the signature of a contract between Veolia Water UK, a wholly-owned subsidiary of Veolia Environnement, and Rift Acquisitions Limited, for the sale of its regulated water activities in the United Kingdom, based on an enterprise value of £1.2 billion (€1.5 billion). Following completion of this transaction, Veolia Environnement's net financial debt was reduced by approximately €1,517 million. Veolia Environnement will retain, in addition to its non-regulated water business, a 10% stake in the regulated water divested business for a period of at least 5 years. This transaction generates a capital gain of €233.8 million (net of transaction costs) recognized in discontinued operations (see Note 21).

The Group thereby continued the divestiture program announced in November 2011, which also led to the transfer to discontinued operations of Solid Waste activities in the United States in the Environmental Services division as of March 31, 2012. The divestiture of this activity was signed on July 19, 2012 (see Note 29, Post-balance sheet events).

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

Withdrawal from the Transportation business

Together with its partner, the Caisse des Dépôts et Consignations, Veolia Environnement continues to prepare for its withdrawal from Veolia Transdev, tailoring the industrial strategy, targeted balance sheet structure and refinancing strategy.

Accordingly, pursuant to exclusive negotiations with an investor concerning the withdrawal from the Transportation business and the refinancing of Veolia Transdev, Veolia Environnement and Caisse des Dépôts et Consignations signed  a preliminary agreement that envisions the transfer of Veolia Transdev’s 66% shareholding in SNCM and its subsidiaries to Veolia Environnement, along with the rights and obligations attached to this shareholding.

This agreement signed on March 30, 2012, defines the main terms and conditions of the proposed transaction and, including the repurchase of the shares in SNCM for a consideration of €1.

In addition, the Group granted the CUBE equity fund a 2-month exclusive negotiation period commencing February 27, 2012. After an in-depth due diligence phase, CUBE submitted a final binding offer on June 8, 2012, with an equity value of €350 million and excluding SNCM. Discussions continued until mid-July 2012.

Contact has also been made with another buyer since the end of the CUBE exclusivity period, with respect to an operational scope excluding SNCM.

Finally, discussions are ongoing with the Caisse des Dépôts et Consignations regarding the possibility of it acquiring an additional stake in accordance with terms and conditions to be defined.

Impact on the presentation of the financial statements

The implementation of the Group strategic plan and particularly the restructuring of its portfolio of activities and businesses impacted considerably on the presentation of the financial statements, as pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations:

●
assets and liabilities held for sale, not representing a separate major line of business or geographical area of operations, are classified in “Assets classified as held for sale” or “Liabilities directly associated with assets classified held for sale”;

●
major lines of business or geographical areas of operation for which a plan for disposal has been drawn up are defined as discontinued operations: assets, liabilities, income and expense items are grouped together respectively in a single line in assets, “Assets classified as held for sale”, liabilities, “Liabilities directly associated with assets classified as held for sale” and in the consolidated income statement, “Net income (loss) from discontinued operations”. The impact of these transactions on the presentation of the financial statements is set-out in Note 21, Assets classified as held for sale, discontinued operations and divestitures. The impact on the presentation of net financial debt as of June 30, 2012 and comparative periods is not material.

As a result, the consolidated financial statements for the half-year ended June 30, 2012 reflect progress in the Group’s withdrawal from the Transportation business by:

●	maintaining Veolia Transdev activities, excluding SNCM, in discontinued operations, in accordance with the terms set-out in Note 21;

●	adjusting the value of Veolia Transdev’s assets and liabilities, excluding SNCM, based on the most recent offers received, with the recognition of an additional impairment charge of €83 million;

●
and reclassifying the activities of the SNCM sub-group to continuing operations, as such activities were excluded from the scope of the Veolia Transdev divestiture process during the first half of 2012.

Progress with cessations of activity and restructuring measures

Italy

Environmental Services

On February 10, 2012, a voluntary liquidation plan, known as a “Concordato Preventivo”, was filed in relation to Termo Energia Calabria (“TEC”) (a subsidiary owned by Veolia Propreté through Veolia Servizi Ambientali Tecnitalia S.p.a (“VSAT”) and specializing in waste incineration in Calabria) with the La Spezia Civil Court in Italy. The plan was admitted on February 23, 2012.  The plan includes a proposal for the full payment of preferred creditors and the partial payment of all other creditors (in full and final settlement).

Simultaneously with the admission of TEC’s Concordato Preventivo, some creditors of Termo Energia Versilia S.p.a. (“TEV”) and VSAT launched judicial procedures for debt recovery.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

As a consequence, a request for a group voluntary liquidation plan, i.e., a “Concordato Preventivo di Grupo” (“CPG”), was filed with respect to the VSAT group, which includes TEC and TEV, with the La Spezia Civil Court by a special purpose entity created for this purpose. This company was created by transferring all the assets and liabilities of Veolia Environmental Services subsidiaries in Italy, other than the Technoborgo and Energonut incinerators. Since the admission of the CPG, the TEC Concordato Preventivo procedure was joined with the CPG (see Note 26).

These events did not have any financial impact on the consolidated financial statements for the half-year ended June 30, 2012.

Energy Services

The restructuring of the Group’s activities in Italy launched in 2011 continued during the first half of 2012. It was reflected in 2012 by the buyout of minority interests in the Telecoms business and the departure of around 60 employees in this entity alone. In addition, the global workforce reduction plan launched in 2011 is still ongoing, with a focus, at the head office, on the restructuring and optimization of administrative and financial activities and the Procurement and IT functional departments, and at the regional level, on achieving synergies following the merger of Siram Si and Retagliatta in Siram Spa.

Due to the current operating and financing conditions of Italian public authorities, this restructuring plan is exposed to substantial completion risks. The Company is therefore continuing its strategic review of Energy Services in Italy in line with the effective progress of its restructuring plan and changes in the financing conditions of the Italian economy.

On April 3, 2012, a legal search was performed at the Italian Energy Services company, Siram, as part of the judicial investigation involving, in particular, the research body Polytechnic Laboratory of Research SCaRL, to which Siram conferred research services which led to the grant of research tax credits.

Other changes in Group structure

In January 2012, the Group purchased 6.9% of Veolia Voda, in the Czech Republic, from the EBRD for €79 million.

3.3 Other major events

Early redemption of U.S. private placements

On January 9, 2012, Veolia Environnement SA sent a notice of early redemption to all holders of the U.S. private placement performed in January 2003. Early redemption was effectively performed on February 9, 2012, for a euro-equivalent of €350.2 million.

Bonds exchange

Between March 19 and March 27, 2012, Veolia Environnement proceeded with the refinancing by early redemption of a portion of the company’s bonds with maturity in 2013, 2014, 2017 and 2018 for an amount of €750 million. At the same time, the company issued a new bond with maturity in 2027 for the same amount. This operation enabled the Group to increase the maturity of its debt and smooth the redemption schedule, without significantly impacting the finance costs (see Note 14).

Bond issue in China

On June 26, 2012, as part of its EMTN program, Veolia Environnement issued a new bond line of CNY500 million (€63.3 million at the settlement date) maturing in June 2017, to finance the requirements of its subsidiaries in China.

Dividend payment

Following approval at the Annual General Meeting of Shareholders of May 16, 2012, the Group offered shareholders a choice of payment of the dividend in cash or shares. The share payment option was taken-up for 7% of coupons payable, resulting in the creation of 2,433,899 shares representing approximately 0.468% of share capital and 0.482% of voting rights. Accordingly, the dividend payment in cash totaled €330 million and was paid on June 18, 2012.

Class action before the United States District Court for the Southern District of New York

The class action lawsuit filed against the Company and certain of its current and former officers in the United States District Court for the Southern District of New York on December 27, 2011 and subsequently consolidated with a second lawsuit filed on January 13, 2012 was withdrawn at the end of May 2012.

In a letter addressed to the Court on May 25, 2012, counsel for the lead plaintiffs informed the Court that, after careful consideration of the facts and circumstances involved, the lead plaintiffs have determined to voluntarily dismiss the action. The judge subsequently signed an order dismissing the case.

The dismissal covers the consolidated lawsuit, and therefore covers both of the lawsuits that were initially filed.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

4. GOODWILL

Goodwill breaks down as follows:

(€ million)	As of June 30, 2012	As of December 31, 2011
Gross	5,904.0	6,677.4
Impairment losses	(982.7)	(881.5)
NET	4,921.3	5,795.9

Movements in the net carrying amount of goodwill by division during the first six months of 2012 are as follows:

(€ million)	As of June 30, 2012	As of December 31, 2011
Water	2,146.8	2,368.3
Environmental Services	2,023.4	2,653.2
Energy Services	740.3	743.8
Other	10.8	30.6
GOODWILL	4,921.3	5,795.9

The finalization of the purchase price allocation process for SPEC, the main acquisition in 2011, did not give rise to any material amendments.

The €874.6 million decrease in goodwill is mainly attributable to:

●	the reclassification to Assets classified as held for sale of Solid Waste activities in the United States in the Environmental Services division in the amount of -€677.5 million;

●	the divestiture of regulated activities in the United Kingdom in the Water division in the amount of €192.9 million;

●	foreign exchange translation gains of €83.8 million, mainly attributable to the appreciation against the euro of the pound sterling and the U.S. dollar in the amount of €35.7 million and €22.1 million, respectively.

Impairment tests for the half-year ended June 30, 2012

Goodwill and other intangible assets with an indefinite useful life are subject to annual impairment tests, in accordance with the Group timetable.

Nevertheless, as part of June 30, 2012 period-end procedures, tests were performed on:

a)	the cash-generating units identified as presenting risk during the 2011 annual accounts closing process in the course of sensitivity tests; and,
b)	the cash-generating units presenting an indication of loss in value during the first six months of 2012.

There has been no change in the methodology used to calculate the recoverable amount of cash-generating units.

The tests conducted take into account the most recent revised data forecasts and the discount rates adopted as of June 30, 2012, including the impact of the worsening of financing conditions in certain European countries.

Discount rates in the main countries are as follows:

France	6.8%	United Kingdom	6.0%
United States	5.8%	China	7.7%
Germany	6.8%	Italy	8.4%

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

These tests led to the recognition of impairment losses of €107.8 million as of June 30, 2012 and primarily:

●	In the Water division, in respect of non-regulated water activities in the United Kingdom (€55.8 million),

●	in Other segments, in respect of the Renewable Energies business (€23.2 million).

As of June 30, 2012, accumulated impairment losses totaled €982.7 million and mainly concerned goodwill of:

●	the Energy Services division in Italy (€193.8 million) and the United States (€169.2 million);

●	the Environmental Services division in Germany (€343 million) and Italy (€78.3 million);

●	the Water division in the United Kingdom (€56.9 million) and Morocco (€37.8 million);

●	the Renewable Energies business in Other Segments, (€23.2 million).

5. CONCESSION INTANGIBLE ASSETS

Concession intangible assets by Segment break down as follows:

	As of June 30, 2012
(€ million)	Gross carrying amount	Amortization and impairment losses	Net carrying amount	Net carrying amount as of December 31, 2011
Water	5,072.1	(1,447.7)	3,624.4	3,567.7
Environmental Services	756.2	(340.1)	416.1	398.4
Energy Services	1,048.8	(438.7)	610.1	593.8
Other Segments	102.5	(30.2)	72.3	69.2
CONCESSION INTANGIBLE ASSETS	6,979.6	(2,256.7)	4,722.9	4,629.1

The €93.8 million increase in the net carrying amount of concession intangible assets is mainly attributable to:

●	additions in the amount of €258.0 million (including €135.7 million in the Water division);

●	offset by amortization charges of €163.4 million;

●	foreign exchange translation gains of €50.2 million (primarily due to the appreciation against the euro of the Chinese renminbi yuan);

6. OTHER INTANGIBLE ASSETS

Other intangible assets break down as follows:

(€ million)	As of June 30, 2012	As of December 31, 2011
INTANGIBLE ASSETS WITH AN INFINITE USEFUL LIFE, NET	15.2	14.7
Intangible assets with a finite useful life, gross	3,333.0	3,426.9
Amortization and impairment losses	(2,163.9)	(2,160.8)
INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE, NET	1,169.1	1,266.1
INTANGIBLE ASSETS, NET	1,184.3	1,280.8

The €96.5 million decrease in the net carrying amount of other intangible assets is mainly attributable to additions in the amount of €53.8 million, amortization charges of €94.8 million and the reclassification to Assets classified as held for sale of Solid Waste activities in the United States in the Environmental Services division (-€13.9 million).

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

7. PROPERTY, PLANT AND EQUIPMENT

Movements in the net carrying amount of property, plant and equipment during the first six months of 2012 are as follows:

(€ million)	As of June 30, 2012	As of December 31, 2011
Property, plant and equipment, gross	16,291.8	18,673.2
Depreciation and impairment losses	(9,401.0)	(10,184.9)
PROPERTY, PLANT AND EQUIPMENT, NET	6,890.8	8,488.3

The -€1,597.5 million decrease in property, plant and equipment is mainly attributable to:

•	the divestiture of regulated activities in the United Kingdom in the Water division (€1,250.9 million);

•	the reclassification to “Assets classified as held for sale” of Solid Waste activities in the United States in the Environmental Services division (-€618.6 million);

•	the reclassification from “Assets classified as held for sale” of SNCM Group which has been excluded from the divestiture process of Veolia Transdev in 2012 (€168.3 million);

•	additions of €532.7 million (including €110.9 million in the Water division, €232.2 million in the Environmental Services division and €166.4 million in the Energy Services division);

•	disposals of €36.6 million;

•
foreign exchange translation gains of €183.0 million (including €59.5 million in the Water division, €57.3 million in the Environmental Services division and €67.7 million in the Energy Services division);

•	and charges to depreciation of €497.5 million and net impairment losses of €29.9 million (see Note 17).

Property, plant and equipment by division break down as follows:

	As of June 30, 2012
(€ million)	Gross carrying amount	Depreciation and impairment losses	Net carrying amount	Net carrying amount as of December 31, 2011
Water	2,850.7	(1,771.5)	1,079.2	2,264.9
Environmental Services	8,106.6	(5,164.2)	2,942.4	3,596.0
Energy Services	4,502.0	(1,900.3)	2,601.7	2,436.3
Other Segments	832.5	(565.0)	267.5	191.1
PROPERTY, PLANT AND EQUIPMENT	16,291.8	(9,401.0)	6,890.8	8,488.3

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

Property, plant and equipment by class of assets is as follows:

	As of June 30, 2012
(€ million)	Gross carrying amount	Depreciation and impairment losses	Net carrying amount	Net carrying amount as of December 31, 2011
Land	1,075.1	(481.3)	593.8	916.3
Buildings	2,757.8	(1,406.9)	1,350.9	1,567.0
Technical installations, plant and equipment	7,835.7	(4,514.1)	3,321.6	4,262.1
Travelling systems and other vehicles	2,246.6	(1,661.9)	584.7	625.0
Other property, plant and equipment	1,689.7	(1,327.0)	362.7	498.9
Property, plant and equipment in progress	686.9	(9.8)	677.1	619.0
PROPERTY, PLANT AND EQUIPMENT	16,291.8	(9,401.0)	6,890.8	8,488.3

The decrease in Land is due to the -€341.9 million reclassification to Assets classified as held for sale of Solid Waste activities in the United States in the Environmental Services division.

The decrease in Technical installations, plant and equipment is due €911.3 million to the divestiture of regulated water activities in the United Kingdom.

8. CURRENT AND NON-CURRENT OPERATING FINANCIAL ASSETS

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession contracts and from the application of IFRIC 4.

Movements in the net carrying amount of current and non-current operating financial assets during the first six months of 2012 are as follows:

(€ million)	As of June 30, 2012	As of December 31, 2011
Gross	5,134.3	5,136.5
Impairment losses	(48.4)	(48.2)
NON-CURRENT OPERATING FINANCIAL ASSETS	5,085.9	5,088.3
Gross	345.7	357.0
Impairment losses	(8.5)	-
CURRENT OPERATING FINANCIAL ASSETS	337.2	357.0
CURRENT AND NON-CURRENT OPERATING FINANCIAL ASSETS	5,423.1	5,445.3

The €22.2 million decrease in operating financial assets during the first six months of 2012 is primarily due to:

•	new operating financial assets for €140.7 million, mainly representing an increase in financial receivables for pre-existing contracts (mainly in the Water division for €85.1 million);

•	principal payments on operating financial assets for €191.6 million (particularly in the Energy Services division for €57.6 million and in the Water division for €116.2 million);

•	foreign exchange translation gains of €44.7 million, primarily due to movements in the pound sterling and the Korean won.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

The breakdown of current and non-current operating financial assets by division is as follows:

	Non-current		Current		Total
(€ million)	As of June 30, 2012	As of December 31, 2011	As of June 30, 2012	As of December 31, 2011	As of June 30, 2012	As of December 31, 2011
Water	3,864.3	3,873.9	208.2	215.6	4,072.5	4,089.5
Environmental Services	713.2	697.4	53.9	51.2	767.1	748.6
Energy Services	405.7	416.0	71.6	86.8	477.3	502.8
Other Segments	102.7	101.0	3.5	3.4	106.2	104.4
OPERATING FINANCIAL ASSETS	5,085.9	5,088.3	337.2	357.0	5,423.1	5,445.3

9. OTHER NON-CURRENT AND CURRENT FINANCIAL ASSETS

Movements in the value of other non-current and current financial assets during the first six months of 2012 are as follows:

	Non-current		Current		Total
(€ million)	As of June 30, 2012	As of December 31, 2011	As of June 30, 2012	As of December 31, 2011	As of June 30, 2012	As of December 31, 2011
Gross	837.9	764.6	256.4	134.8	1,094.3	899.4
Impairment losses	(72.0)	(70.4)	(31.8)	(32.0)	(103.8)	(102.4)
FINANCIAL ASSETS IN LOANS AND RECEIVABLES	765.9	694.2	224.6	102.8	990.5	797.0
OTHER FINANCIAL ASSETS	48.3	42.3	27.4	11.8	75.7	54.1
TOTAL OTHER FINANCIAL ASSETS	814.2	736.5	252.0	114.6	1,066.2	851.1

As of June 30, 2012, the main non-current assets in loans and receivables represented the non-Group portion of loans granted to companies consolidated on a proportionate basis for €462.3 million (mainly Dalkia International and its subsidiaries).

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

10. WORKING CAPITAL

Movements in net working capital during the first six months of 2012 are as follows:

(€ million)	As of June 30, 2012	As of December 31, 2011
Inventories and work-in-progress, net	1,115.4	1,020.8
Operating receivables, net	10,645.9	11,427.6
Operating payables, net	11,351.5	12,598.6
NET WORKING CAPITAL	409.8	(150.2)

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of capital expenditure). The €560 million change in Net working capital presented above includes the change in “operating” working capital presented under Changes in working capital in the cash flow statement of €609.4 million, the change in “tax” working capital included in Income taxes paid in the cash flow statement of -€25.7 million, and the change in “investment” working capital included under Industrial investments in the cash flow statement of €106.3 million.

The unfavorable movement in net working capital is primarily due to:

•	the seasonal nature of the Group’s activities (net working capital as of June 30, 2011 was €505.7 million),

•	pressure on settlement periods on contract renewal in the Water operations business,

•	the completion of major Design and Build contracts in the Technology and Network business in the Water division,

Given the context of Energy Services division activities in Italy, the Group impaired trade receivables and recognized accrued charges in the amount of €88.7 million.

Securitization of receivables in France

Securitized debts totaled €482.9 million as of December 31, 2011. The securitization program expired in May 2012 and was not renewed.

Assignment of receivables

Receivables definitively assigned to third parties in the Energy Services division totaled €165 million as of June 30, 2012, including €130 million in France and €27 million in Italy. As of December 31, 2011, assigned receivables totaled €257 million, including €139 million in France and €110 million in Italy.

During the first half of 2012, the decline of Italian receivables definitively assigned to third parties (€24.9 million, in first half 2012 compared to €103 million in first half 2011) is offset by higher volumes of French receivables definitively assigned to third parties (€506 million in first half 2012, €239 million in first half 2011).

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

11. CASH AND CASH EQUIVALENTS

Movements in net cash and cash equivalents during the first six months of 2012 are as follows:

(€ million)	As of June 30, 2012	As of December 31, 2011
Cash	1,191.0	1,141.1
Cash equivalents	3,359.4	4,582.8
CASH AND CASH EQUIVALENTS	4,550.4	5,723.9

Bank overdrafts and other cash position items	492.4	440.2

Net cash	4,058.0	5,283.7

Investment supports used by the Group primarily include UCITS (Undertakings for Collective Investment in Transferable Securities), negotiable debt instruments (bank certificates of deposit, treasury notes with a maturity of less than three months and monetary notes), as well as term deposit accounts held with leading commercial banks.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts.

As of June 30, 2012, the Water division held cash of €496.2 million, the Environmental Services division held cash of €210.1 million, the Energy Services division held cash of €295.6 million, Veolia Environnement SA held cash of €96.8 million and certain subsidiaries (primarily insurance) held cash of €92.3 million.

As of June 30, 2012, cash equivalents were primarily held by Veolia Environnement SA (€3,117.6 million). They included monetary UCITS of €1,414.0 million, negotiable debt instruments (bank certificates of deposit, treasury notes with a maturity of less than three months and monetary notes) of €813.9 million and term deposit accounts of €889.7 million.

The decrease in net cash primarily reflects loan repayments and bond redemptions, as well as the payment of the Veolia Environnement dividend to shareholders, partially offset by cash received on divestitures performed during the period.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

12. EQUITY

Equity attributable to owners of the Company

Share capital

The share capital is fully paid up.

Share capital increases

On June 30, 2012, Veolia Environnement performed a share capital increase of €23.9 million (net of issue costs) on the payment of scrip dividends. As decided by the Annual General Meeting of Shareholders of May 16, 2012, the Group offered shareholders a choice of payment of the dividend in cash or shares. Elections for the payment of dividends in shares led to the creation of 2,433,889 shares.

Number of shares outstanding and par value

The number of shares outstanding is 522,086,849 as of June 30, 2012, compared to 519,652,960 as of June 30, 2011 and December 31, 2011 (including treasury shares held by Veolia Environnement). The par value of each share is €5.

Offset of treasury shares against equity

The Group held 14,237,927 of its own shares as of June 30, 2012, representing 2.73% of the Company’s share capital. The Group also held 14,237,927 of its own shares as of December 31, 2011, representing 2.74% of the Company’s share capital. Veolia Environnement did not perform any purchase or sales transactions in its own shares in the first half of 2012.

Share purchase and subscription options

The expenses recognized, pursuant to IFRS 2, for the half-years ended June 30, 2012 and June 30, 2011 in respect of share option plans granted to employees are not material. No new share option plans were set-up during the first half of 2012.

Appropriation of net income and dividend distribution

A dividend of €353.8 million was distributed by Veolia Environnement SA, appropriated from Additional paid-in capital and Consolidated reserves. The Net loss attributable to owners of the Company in 2011 of €489 million was appropriated to Consolidated reserves.

Foreign exchange translation reserves

As of June 30, 2012, the €209.9 million increase in foreign exchange translation reserves (portion attributable to owners of the Company) mainly concerned the pound sterling for €124.4 million, the U.S. dollar for €44.4 million and the Chinese renminbi yuan for €49.5 million.

Accumulated foreign exchange translation reserves as of June 30, 2012 totaled €244.8 million (portion attributable to owners of the Company), including €104.7 million for the U.S. dollar, -€122.4 million for the pound sterling, €316.9 million for the Chinese renminbi yuan, €71.2 million for the Czech crown, €73.9 million for the Australian dollar and -€91.1 million for the Hong Kong dollar.

Amounts released from Foreign exchange translation reserves to the Consolidated Income Statement totaled -€116,7 million and mainly concerned the divestiture of regulated water activities in the United Kingdom in the Water division.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

Movements in foreign exchange translation reserves (attributable to owners of the Company and non-controlling interests) are as follows:

(€ million)	Total	Attributable to owners of the Company
As of December 31, 2011	160.6	34.9
Translation differences on the interim financial statements of subsidiaries drawn up in a foreign currency	269.8	247.0
Translation differences on net foreign investments	(40.3)	(37.1)
Movements during the first six months of 2012	229.5	209.9
Translation differences on the interim financial statements of subsidiaries drawn up in a foreign currency	676.3	530.1
Translation differences on net foreign investments	(286.2)	(285.3)
As of June 30, 2012	390.1	244.8

Fair value reserves

Fair value reserves attributable to owners of the Company amount to -€78.3 million as of June 30, 2012.

As of June 30, 2012, fair value reserves mainly include fair value adjustments to interest-rate derivatives hedging floating-rate borrowings and commodity derivatives.

Actuarial gains or losses on pension obligations

The change in actuarial gains and losses on pension obligations, for the portion attributable to owners of the Company, represents an actuarial loss of €53.1 million as of June 30, 2012 (actuarial gain of €44.0 million change as of June 30, 2011), largely due to the decrease in rates in the Euro zone.

Non-controlling interests

A breakdown of movements in non-controlling interests is presented in the Statement of changes in equity.

The decrease in non-controlling interests in the first six months of 2012 was primarily due to dividend distributions by subsidiaries, offset by net income for the period.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

13. NON-CURRENT AND CURRENT PROVISIONS

Pursuant to IAS 37, provisions maturing after more than one year are discounted. Changes in discount rates applied to “Provisions for closure and post-closure costs”, which make up the majority of non-current provisions, are as follows:

Discount rates

	As of June 30, 2012	As of December 31, 2011
Euros
2 to 5 years	1.39%	3.28%
6 to 10 years	2.92%	4.59%
More than 10 years	4.43%	5.67%
U.S. Dollar
2 to 5 years	2.20%	2.72%
6 to 10 years	3.74%	4.35%
More than 10 years	5.22%	5.74%
Pound Sterling
2 to 5 years	2.06%	3.76%
6 to 10 years	3.50%	5.04%
More than 10 years	4.99%	5.84%

The discount rate calculation methodology is presented in Note 2, Use of management estimates in the application of Group accounting standards.

Movements in provisions during the first six months of 2012 are as follows:

	Non-current		Current		Total
(€ million)	As of June 30, 2012	As of December 31, 2011	As of June 30, 2012	As of December 31, 2011	As of June 30, 2012	As of December 31, 2011
Provisions excluding pensions and other employee benefits	1,192.7	1,325.1	582.3	604.8	1,775.0	1,929.9
Provisions for pensions and other employee benefits	817.0	752.0	-	-	817.0	752.0
Total	2,009.7	2,077.1	582.3	604.8	2,592.0	2,681.9

Provisions decreased under the combined impact of:

●
the reclassification to “Liabilities directly associated with assets classified as held for sale” of Solid Waste activities in the United States in the Environmental Services division (-€195.2 million, primarily provisions for site rehabilitation),

●	the divestiture of regulated activities in the United Kingdom in the Water division (-€10.1 million),

●	partially offset by:

●
the reclassification from of “Liabilities directly associated with assets classified as held for sale” of SNCM Group liabilities which has been excluded from the divestiture process of Veolia Transdev in 2012 (€26.9 million),

●	the increase in provisions for pensions and other employee benefits in line with the fall in rates in the Euro zone and the United Kingdom (€63.2 million).

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

14. NON-CURRENT AND CURRENT BORROWINGS

Movements in non-current and current borrowings during the first six months of 2012 are as follows:

	Non-current		Current		Total
(€ million)	As of June 30, 2012	As of December 31, 2011	As of June 30, 2012	As of December 31, 2011	As of June 30, 2012	As of December 31, 2011
Bonds	11,741.0	13,076.2	865.3	690.8	12,606.3	13,767.0
Other borrowings	3,623.2	3,630.5	3,100.7	3,251.5	6,723.9	6,882.0
Total non-current and current borrowings	15,364.2	16,706.7	3,966.0	3,942.3	19,330.2	20,649.0

Bonds

Breakdown of bonds

Publicly offered or traded issuances included in non-current bonds total €11,499.1 million as of June 30, 2012, including a euro-equivalent of €953.5 million issued on the U.S. market.

The portion of bonds reclassified as current borrowings in the first half of 2012 totaled €856.4 million, including €444.3 million in respect of the European public issue maturing in May 2013 and a euro-equivalent of €401.0 million in respect of public issues performed on the U.S. market maturing in June 2013.

Early redemption of U.S. private placements

On January 9, 2012, Veolia Environnement SA sent a notice of early redemption to all holders of the U.S. private placement performed in January 2003. Early redemption was effectively performed on February 9, 2012, for a euro-equivalent of €350.2 million.

Bonds Exchange

Between March 19 and 27, 2012, Veolia Environnement refinanced early a portion of the bond lines maturing in May 2013, April 2014, January 2017 and May 2018 in the amounts of €49.7 million (coupon 4.875%), €430.8 million (coupon 5.25%), €139.5 million (coupon 4.375%) and €130 million (coupon 5.375%) respectively, representing a total of €750 million, by issuing a new bond line in the same amount maturing in March 2027 and paying a coupon of 4.625%.

The Group thereby extended the maturity of its debt and smoothed its repayment schedule, without significantly impacting the finance costs.

Bond issue in China

On June 26, 2012, pursuant to its EMTN program, Veolia Environnement issued a new bond line of CNY500 million (€63.3 million at the settlement date) maturing in June 2017, to finance the requirements of its subsidiaries in China (coupon of 4.5%).

Change in bonds

The decrease in current and non-current bonds is mainly due to the redemption of the bond line maturing in February 2012 in the amount of €671 million, the early redemption of U.S. private placements in February 2012 in the amount of €350 million and the removal of the bond line carried by regulated water activities in the United Kingdom in the euro-equivalent amount of €246 million.

Other borrowings

Breakdown of other borrowings

Other borrowings transferred to current borrowings in the first half of 2012 totaled €266.2 million.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

Change in other borrowings

The decrease in current and non-current other borrowings is mainly due to the expiry of the securitization program in the Water division in France in May 2012 in the amount of €330 million and the increase in treasury notes issued in the amount of €562 million.

Information on early repayment clauses

Veolia Environnement SA debt

The legal documentation for the bank financing and bond issues contracted by the Company do not contain any financial covenants, i.e. obligations to comply with a coverage ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing.

Subsidiary debt

Certain project financing or financing granted by multilateral development banks to Group subsidiaries contain financial covenants (as defined above).

Based on procedures performed in its subsidiaries, the Company considers that these covenants were complied with (or lenders had renounced their application) as of June 30, 2012.

The project financing in Italy in the Environmental Services and Water divisions which did not comply with all covenants as of December 31, 2011 was retained in current borrowings as of June 30, 2012, due to the ongoing legal procedures (see Note 3).

Divestitures

The divestiture of regulated water activities in the United Kingdom enabled a reduction in Group debt of approximately €1,517 million.

15. DERIVATIVES

In the course of its operating and financial activities, the Group is exposed to market financial risks (interest rate, foreign exchange and commodity prices).

To reduce its exposure to these market risks, the Group centralizes its financial risk management in accordance with the principles of security, transparency and efficiency as defined by Executive Management.

The Group uses derivatives to manage and reduce its exposure to interest rate, foreign exchange and commodity risks.

The fair value of derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

	As of June 30, 2012		As of December 31, 2011
(€ million)	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	667.8	139.6	716.0	131.3
Fair value hedges	602.3	-	654.3	-
Cash flow hedges	62.1	119.6	56.6	109.8
Derivatives not qualifying for hedge accounting	3.4	20.0	5.1	21.5
Foreign exchange derivatives	29.6	119.7	38.4	118.9
Net investment hedges	7.3	25.0	11.6	30.1
Cash flow hedges	2.0	7.1	6.0	11.9
Fair value hedges	8.1	12.8	2.3	4.7
Derivatives not qualifying for hedge accounting	12.2	74.8	18.5	72.2
Commodity derivatives	28.2	41.8	36.5	46.7
TOTAL DERIVATIVES	725.6	301.1	790.9	296.9
Of which non-current	678.3	218.1	742.8	215.4
Of which current	47.3	83.0	48.1	81.5

The decrease of the value of interest rate derivatives portfolio, classified as fair value hedge, is mainly due to the early reversal of floating rate payer swaps, related to the debt redemption at the beginning of the year 2012. This decrease is partly offset by the increasing value of active swaps in conjunction with lower euro and pound sterling interest rates.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

16. REVENUE

As for other Income Statement headings, Revenue does not include amounts relating to discontinued operations, in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations (see Note 21).

Breakdown of revenue

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Services rendered	11,476.7	10,961.1
Sales of goods	1,146.3	1,349.7
Revenue from operating financial assets	190.2	182.8
Construction	1,967.5	1,810.3
REVENUE	14,780.7	14,303.9

Sales of goods mainly concern sales of technological solutions in the Water division and sales of products relating to recycling activities in the Environmental Services division.

The increase in revenue was most evident in the Water division which benefited from the full-year impact of the Hong Kong contract and in the Energy Services division, primarily due to the increase in energy prices in France and Continental Europe, as well as the SPEC contract in Warsaw.

The increase in revenue also benefited from favorable exchange rates and particularly the U.S. dollar, pound sterling and Chinese renminbi yuan exchange rates.

A breakdown of revenue by operating segment is presented in Note 28.

17. OPERATING INCOME

Operating income is calculated as follows:

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Revenue	14,780.7	14,303.9
Cost of sales	(12,465.3)	(12,329.6)
Of which: impairment losses on goodwill and negative goodwill recognized in the Consolidated Income Statement	(107.8)	(498.3)
impairment losses (excl. working capital) and provisions	(42.8)	(178.7)
Selling costs	(297.9)	(273.9)

General and administrative expenses	(1,489.5)	(1,525.1)

Other operating revenue and expenses	(4.9)	4.6
Of which: Capital gains (losses) on asset disposals	(3.6)	3.5
Other	(1.3)	1.1
OPERATING INCOME	523.1	179.9

Impairment losses recognized in operating income in the half-year ended June 30, 2012 primarily concern the following assets:

●	goodwill, in the amount of €107.8 million (see Note 4),

●	current and non-current assets (excluding working capital) in the amount of €43.2 million,

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

●	working capital in the amount of €98.3 million, including trade receivables of €71.1 million in the Energy Services division in Italy and €16.3 million in the Renewable Energies business.

Personnel costs amounted to €4.1 billion for the half-year ended June 30, 2012, compared to €3.9 billion for the half-year ended June 30, 2011. The decrease in general and administrative expenses reflects efforts made under the “Convergence Plan”.

18. NET FINANCE COSTS

The income and expense balances making up net finance costs are as follows:

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Finance income	35.5	59.3
Finance costs	(397.2)	(405.3)
NET FINANCE COSTS (1)	(361.7)	(346.0)

(1) Net financial debt (NFD) represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

Net finance costs increased from €15.7 million to €361.7 million for the half-year ended June 30, 2012, compared to €346.0 million for the half-year ended June 30, 2011, while average net financial debt increased from €14.8 billion as of June 30, 2011 to €15.1 billion as of June 30, 2012.

This variation in net finance costs is primarily due to active management of the debt (including the cost of redeeming U.S. private placements) and lower short-term euro rates.

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Financial liabilities determined using the effective interest method	(476,9)	(459,8)
Commission on undrawn credit facilities	(4,7)	(4,4)
Expenses on gross debt	(481.6)	(464.2)
Assets at fair value through the Consolidated Income Statement (fair value option)(*)	27.0	41.7
Net gains and losses on derivative instruments, hedging relationships and other	92.9	76.5
NET FINANCE COSTS	(361.7)	(346.0)
(*) Cash equivalents are valued at fair value through the Consolidated Income Statement.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

19. OTHER FINANCIAL INCOME AND EXPENSES

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Net gains and losses on loans and receivables (1)	10.2	(0.8)
Net gains and losses on available-for-sale assets (2)	3.1	2.5
Assets and liabilities at fair value through the Consolidated Income Statement.	(1.1)	(4.4)
Unwinding of the discount on provisions	(29.2)	(23.3)
Foreign exchange gains and losses	(14.4)	(10.3)
Other	(2.1)	(2.8)
OTHER FINANCIAL INCOME AND EXPENSES	(33.5)	(39.1)

(1) Including impairment losses of €1.7 million in the half-year ended June 30, 2012 compared to €11.5 million in the half-year ended June 30, 2011.
(2) Including dividends received of €2.8 million in June 2012 and €2.3 million in June 2011.

20. INCOME TAX EXPENSE

The income tax expense breaks down as follows:

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Net income (loss) from continuing operations (a)	(13.7)	(491.5)
Share of net income of associates (b)	10.3	5.6
Income tax expense (c)	(151.9)	(291.9)
Net income (loss) from continuing operations before tax (d)= (a)-(b)-(c)	127.9	(205.2)
Effective tax rate - (c)/(d)	118.8%	(142.3%)

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company (five-year agreement renewed in 2011). Veolia Environnement is solely liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at the level of Veolia Environnement SA.

Veolia Environnement decided not to recognize any deferred tax assets as of June 30, 2011 in respect of the France tax group and recorded impairments of €114.7 million. The Group did not recognize any new net deferred tax assets as of June 30, 2012 in this tax group.

The income tax expense is €151.9 million for the half-year ended June 30, 2012, compared to €177.2 million (excluding the impairment of the deferred tax assets of the France tax group) for the half-year ended June 30, 2011.

The tax rate for the half-year ended June 30, 2012 is 30.6%, after adjustment for one-off items and primarily impairment of goodwill and assets not deductible for tax purposes or for which the tax deduction could not be taken into account due to tax projections for the subsidiaries concerned. These adjustments totaled €234 million.

Recap: the tax rate for the half-year ended June 30, 2011 is 31.1%, after adjustment for one-off items and particularly:

●	impairment of goodwill not deductible for tax purposes of €500.4 million,

●	impairment of assets in Italy not deductible for tax purposes of €150.0 million,

●	impairment of the net deferred tax asset position of the France tax group of €114.7 million.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

21. ASSETS CLASSIFIED AS HELD FOR SALE, DISCONTINUED OPERATIONS AND DIVESTITURES

In the Consolidated Income Statement presented for comparative purposes, the net income of operations sold or in the course of being sold was reclassified to “Net income (loss) from discontinued operations”. This concerns the following operations:

●	activities in the course of divestiture:

●
the entire contribution of Veolia Transdev (from March 3, 2011 to June 30, 2012), excluding the activities of Société Nationale Maritime Corse Méditerranée (SNCM) Group, which has been excluded from the divestiture process of Veolia Transdev during the first-half of 2012;

●	urban lighting activities (Citelum) in the Energy Services division;

●	Solid Waste activities in the United States in the Environmental Services division;

●	activities divested:

●	the whole transportation business (from January 1 to March 3, 2011);

●	Environmental Services activities in Norway divested in March 2011;

●	German operations in the Energy Services division, partially divested in May 2011;

●	household assistance services (Proxiserve) held jointly by the Water and Energy Services divisions, divested in December 2011;

●	and regulated activities in the United Kingdom in the Water division, divested in June 2012.

Recap: following the Veolia Transdev combination (see Note 3, Significant events and main acquisitions and divestitures), this line items included all Veolia Transport income and expenses for the period January 1 to March 30, 2011 in the financial statements for the half-year ended June 30, 2011.

Following the presentation of the Group strategic plan on December 6, 2011, announcing the progressive withdrawal from the Transportation business and the launch of negotiations in the first-half of 2012, figures for the half-year ended June 30, 2011 now also include 50% of Veolia Transdev income and expenses, excluding the activities of SNCM Group, for the period March 3 to June 30, 2011 (including income and expenses incurred in transactions with other Group entities).

Furthermore, as the divestiture process for Pinellas incineration activities in the Environmental Services division in the United States was interrupted in the second half of 2011, these activities are reclassified in continuing operations.

SNCM Group activities have been excluded from the divestiture process of Veolia Transdev, in the first-half of 2012. The results of SNCM activities classified in Net income (loss) from discontinued operations at the end of December 2011, are now presented on each line of the Consolidated Income Statement.

Movements in Net income (loss) from discontinued operations are as follows:

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Net income (loss) from discontinued operations	11.9	(32.2)
Capital gains and losses on disposals	233.8	492.3
Income tax expense	-	-
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	245.7	460.1

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

Net income (loss) from discontinued operations for the half-year ended June 30, 2012 breaks down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other (1) (2)	Total
Net income (loss) from discontinued operations	35.2	(10.9)	48.3	(60.7)	11.9
Capital gains and losses on disposals	233.8				233.8
Income tax expense
Net income (loss) from discontinued operations	269.0	(10.9)	48.3	(60.7)	245.7

(1) Under the new operating segments presentation (see Note 28), the Veolia Transdev group, excluding SNCM, classified in discontinued operations, is not allocated to any operating segment.
(2) Including impairment losses of €83 million, on Veolia Transdev assets excluding SNCM, as of June 30, 2012.

Net income (loss) from discontinued operations for the half-year ended June 30, 2011 breaks down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other (1)	Total
Net income (loss) from discontinued operations	29.8	(16.7)	16.4	(61.7)	(32.2)
Capital gains and losses on disposals		(8.4)	57.7	443.0	492.3
Income tax expense
Net income (loss) from discontinued operations	29.8	(25.1)	74.1	381.3	460.1

(1) Under the new operating segments presentation (see Note 28), the Veolia Transdev group, excluding SNCM, classified in discontinued operations is not allocated to any operating segment.

In the half-year ended June 30, 2011, the capital gain realized by the Transportation division reflected the disposal gain on the Veolia Transdev combination in the amount of €429.8 million.

The main Consolidated Income Statement items for discontinued operations for the half-years ended June 30, 2012 and June 30, 2011 break down as follows:

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Revenue	2,585.3	3,000.8
Operating income	114.3	26.3
Financial items	(57.1)	(43.8)
Income tax expense	(45.4)	(15.3)
Share of net income of associates	0.1	0.6
Net income (loss) from discontinued operations before capital gains and losses on disposal, net of tax	11.9	(32.2)

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

Revenue from activities held for sale for the half-years ended June 30, 2012 and June 30, 2011 breaks down by division as follows:

(€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Water	173.7	232.7
Energy Services	133.3	226.7
Environmental Services	309.6	282.6
Other (1)	1,968.7	2,258.8
Revenue from discontinued operations	2,585.3	3,000.8

(1) Under the new operating segments presentation (see Note 28), the Veolia Transdev group, excluding SNCM, is classified in discontinued operations and is not allocated to any operating segment.

Assets/liabilities classified as held for sale are presented separately in the Group Consolidated Statement of Financial Position as follows:

(€ million)	As of June 30, 2012	As of December 31, 2011
Assets classified as held for sale	4,757.0	3,256.5

Liabilities directly associated with assets classified as held for sale	2,395.1	2,012.8

As of June 30, 2012, Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale primarily concern:

●	the entire contribution of Veolia Transdev, excluding the activities of SNCM Group;

●	urban lighting activities (Citelum) in the Energy Services division;

●	Solid Waste activities in the United States in the Environmental Services division;

●	the assets and liabilities of the Marine Services business in the Environmental Services division.

As of December 31, 2011, Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale primarily concern the assets and liabilities of the Velia Transdev group, those of Citelum in the Energy Services division and those of Marine Services in the Environmental Services division.

The assets and liabilities of the Marine Services business were transferred to Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale as of June 30, 2011 and are retained in these lines in the June 30, 2012 accounts. Following the withdrawal of the initial buyer during the first half of 2012, the Group relaunched the sales process in May. The value of the assets and liabilities of this business was adjusted in the accounts for the half-year ended June 30, 2012 to take account of the most recent offers received and an impairment of €14.3 million was recognized.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

22. NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Net income attributable to non-controlling interests is €78.9 million for the half-year ended June 30, 2012, compared to €35.8 million for the half-year ended June 30, 2011. This item primarily concerns minority interests in subsidiaries of the Water division (€61.4 million), the Environmental Services division (€12.8 million), the Energy Services division (€15.8 million) and Other Segments (-€11.1 million).

23. PROPORTIONATELY CONSOLIDATED COMPANIES

Summarized financial information in respect of proportionately consolidated companies is set out below (Group share).

(€ million)	As of June 30, 2012	As of December 31, 2011
Non-current assets	8,730.0	8,154.4
Current assets	3,775.5	3,848.3
TOTAL ASSETS	12,505.5	12,002.7
Equity attributable to owners of the Company	3,183.1	2,794.4
Equity attributable to non-controlling interests	971.1	1,008.5
Non-current liabilities	3,277.9	3,161.7
Current liabilities	5,073.4	5,038.1
TOTAL EQUITY AND LIABILITIES	12,505.5	12,002.7

(€ million)	Half-year ended June 30, 2012	Year ended December 31, 2011
INCOME STATEMENT DATA
Revenue	3,111.3	5,665.6
Operating income	190.1	201.0
Net income (loss) for the period	(14.5)	(108.8)
FINANCING DATA
Operating cash flows	255.9	779.5
Investing cash flows	(167.6)	(583.5)
Financing cash flows	(267.0)	(363.4)

The most material proportionately consolidated entities are as follows:

●
The assets and liabilities of the Veolia Transdev group, proportionately consolidated since March 3, 2011, were reclassified to discontinued operations as of December 31, 2011 (see Note 21) and are no longer included in the figures presented above.

●
BWB (Berlin water services company) in the Water division in Germany is 50% consolidated and contributed revenue of €273.1 million, operating income of €65.8 million, net assets of €2,474.5 million and net financial debt of €1,529.2 million;

●	Dalkia International is 75.81% consolidated and contributed revenue of €1,433.6 million, an operating loss of €20.4 million and net assets of €2,174.7 million;

●	The Proactiva Group in South America is 50% consolidated and contributed revenue of €126.8 million, operating income of €12.4 million and net assets of €177.4 million;

●
The Shenzhen, Tianjin Shibei and Pudong contracts in the Water division in China are 25%, 49% and 50% consolidated respectively and contributed €89.2 million, €29.3 million and €42.0 million respectively to revenue and €426.7 million, €301.2 million and €203.2 million respectively to net assets;

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

●
In North Africa and the Middle East, Azaliya and its subsidiaries are consolidated 51% and contributed revenue of €140.6 million, operating income of €12.9 million, net assets of €461.8 million and net financial debt of €351.1 million.

●
On June 4, 2012, at the end of the Azaliya Board of Director’s meeting, our partner, Mubadala and Veolia Eau signed a Share Purchase Agreement. This agreement provides for the sale to Veolia Eau of the Azaliya shares held by Mubadala. This acquisition will increase Veolia’s stake in this company to 100%, however control remains joint until the definitive date of disposal (see Note 29).

24. TAX AUDIT

In the normal course of their business, the Group entities in France and abroad are subject to regular tax audits. Revised assessments and identified uncertain tax positions in respect of which a revised assessment has not yet been issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

The tax authorities have also carried out various tax audits in respect of both consolidated tax groups and individual entities. To date, none of these audits have led to material liabilities to the tax authorities in excess of amounts estimated during the review of tax risks.

Certain audits are closed (Veolia Eau - Compagnie Générale des Eaux, Compagnie des Eaux et de l’Ozone, Dalkia France, Sade). These companies received revised tax assessments which did not indicate risks greater than those already provided in the Group accounts.

Other audits were initiated during the period and in particular an audit of Veolia Environnement SA as an individual entity and as the head of the France tax group, as well as of Veolia Propreté SA.

Audit procedures performed on these entities have not, to date, identified any material risks.

In Italy, in the Energy Services Division, Siram received revised tax assessments in respect of fiscal years 2004 and 2005. Litigation proceedings were initiated with respect to these tax assessments. The liabilities arising from this litigation have been anticipated and provided for in accordance with IAS 37.

On March 10, 2010, Veolia Environnement through its subsidiary Venao received notices of proposed adjustments (“NOPAs”) from the U.S. Internal Revenue Service (IRS) relating to a number of tax positions concerning its U.S. subsidiaries, including primarily tax losses resulting from the reorganization of the former US Filter (Worthless Stock Deduction), in the amount of US$4.5 billion (tax base). They also related to certain other issues relating to tax losses for the 2004, 2005 and 2006 tax years, in an aggregate amount of a similar order of magnitude as the Worthless Stock Deduction. The NOPAs are preliminary assessments that do not reflect a definitive audit position and are subject to change. These NOPAs were received following the request by the Group for a pre-filing agreement from the Internal Revenue Service (I.R.S) in order to validate the amount of tax losses as of December 31, 2006.

During 2010, 2011 and the first-half of 2012, the Group has continued the discussion of these NOPAs with the IRS with a view to resolving or narrowing the issues and the issuance of a formal assessment notice for any unresolved issues, which could be appealed within the IRS or in court. As of June 30, 2012 and December 31, 2011, the remaining NOPAs, before any penalties, relate to the Worthless Stock Deduction for an amount revised by the IRS to U.S. $4.5 billion (tax base) as well as other issues for an estimated aggregate amount of U.S. $0.7 billion (tax base). As the NOPAs are still subject to the continuing IRS audit process, there is no requirement at this time for any payment of taxes. Based on information available to the Company at the period-end, Veolia Environnement has not recorded any provisions in its consolidated financial statements in respect of the NOPAs and has recorded a deferred tax asset relating to these tax losses.

Furthermore, a new audit was initiated by the U.S. tax authorities in respect of fiscal years 2007 and 2008 for all the Group’s U.S. entities. As of June 30, 2012, this audit is still ongoing. No major risks have been identified to date.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

25. OFF-BALANCE SHEET COMMITMENTS AND COLLATERAL

Commitments given

Commitments given break down as follows:

			Maturing in
(€ million)	As of December 31, 2011	As of June 30, 2012	Less than 1 year	1 to 5 years	More than 5 years
Commitments relating to operating activities	9,404.8	9,670.0	4,509.5	2,878.2	2,282.3
Operational guarantees including performance bonds	8,999.0	9,250.3	4,306.4	2,716.0	2,227.9
Purchase commitments	405.8	419.7	203.1	162.2	54.4
Commitments relating to the consolidated scope	885.0	1,079.5	356.3	604.4	118.8
Vendor warranties	731.6	890.3	221.3	554.0	115.0
Purchase commitments	83.4	121.4	70.7	49.9	0.8
Sale commitments	2.5	1.8	1.5	0.3
Other commitments relating to the consolidated scope	67.5	66.0	62.8	0.2	3.0
Financing commitments	493.3	539.2	224.4	224.2	90.6
Letters of credit	321.4	364.3	175.5	181.4	7.4
Debt guarantees	171.9	174.9	48.9	42.8	83.2
TOTAL COMMITMENTS GIVEN	10,783.1	11,288.7	5,090.2	3,706.8	2,491.7

Commitments given break down by division as follows:

(€ million)	As of June 30, 2012	As of December 31, 2011
Water	7,378.9	7,044.1
Environmental Services	679.9	625.1
Energy Services	1,050.6	1,086.9
Other segments	2,179.3	2,027.0
Total	11,288.7	10,783.1

In addition to commitments given, Veolia Environnement has also granted commitments of unlimited amount concerning:

●	a joint and several performance bond in respect of a shareholders’ agreement entered into on the acquisition of a municipal company in Germany, in the Water division,

●	operational performance bonds, in respect of a construction contract and operating contracts for waste processing in Hong Kong, in the Water and Environmental Services divisions.

These commitments are limited to the duration of the related contracts and were approved in advance by the Board of Directors of Veolia Environnement.

Commitments relating to operating activities

Total commitments given in respect of construction activities in the Water division (Veolia Water Solutions & Technologies) amount to €3,367.7 million as of June 30, 2012 compared to €3,205.4 million as of December 31, 2011.

Total commitments received (see below) in respect of these same activities amount to €665.3 million as of June 30, 2012 compared to €679.1 million as of December 31, 2011.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

Commitments given and received in respect of the three principal contracts account for approximately 52% of total commitments.

Commitments given relating to the consolidated scope

●	Vendor warranties

Vendor warranties primarily include warranties linked to the sale in 2004 of Water activities in the United States in the amount of €282.0 million, those given to Caisse des Dépôts et Consignations concerning Veolia Transport, pursuant to the March 3, 2011 combination of Veolia Transport and Transdev, for approximately €330 million, and those given on the sale of regulated water activities in the United Kingdom of €119 million.

In addition, Veolia Environnement granted the buyer vendor warranties covering tax risks up to the amount of the acquisition price, for a 4-year period.

●	Purchase commitments

These include commitments given by Group companies to purchase shares in other companies or to invest. As of June 30, 2012, these commitments mainly concern the Water division (€101.5 million).

●	Agreements with EDF

Veolia Environnement granted EDF a call option covering all of its Dalkia shares exercisable in the event an EDF competitor takes control of the Company.

Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF and should a Veolia Environnement competitor, acting alone or in concert, take control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

●	Agreements with Caisse des Dépôts et Consignation

Veolia Environnement granted Caisse des Dépôts et Consignation a call option covering all of its Veolia Transdev shares exercisable in the event of a change in control of Veolia Environnement.

Collateral guaranteeing borrowings

As of June 30, 2012, the Group has given €508 million of collateral guarantees in support of borrowings, compared to €547 million as of December 31, 2011.

Commitments received

(€ million)	As of June 30, 2012	As of December 31, 2011
GUARANTEES RECEIVED	1,862.1	1,862.0
Operational guarantees	1,152.8	1,119.7
Guarantees relating to the consolidation scope	243.7	258.4
Financing guarantees	465.6	483.9

These commitments notably consist of commitments received from our partners in respect of construction contracts.

They also include vendor warranties given by Caisse des Dépôts et Consignations concerning Veolia Transdev, pursuant to the March 3, 2011 combination of Veolia Transport and Transdev, for approximately €185 million;

In addition, the Group has undrawn medium and short-term credit lines and syndicated loan facilities in the amount of €4.0 billion.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

26. CONTINGENT ASSETS AND LIABILITIES

In accordance with IAS 37 criteria, management does not consider appropriate to record a provision or, as the case may be, an additional provision, or to recognize deferred income in respect of the following legal or arbitration proceedings as of June 30, 2012, due to the uncertain nature of their outcome.

The main contingent assets and liabilities relating to legal or arbitration proceedings are presented below:

Water – Aquiris

Since 2001, Aquiris, a 99% subsidiary of the Company, holds a concession pursuant to which it is responsible for constructing and operating the Brussels-North wastewater treatment plant. As a result of extensive obstruction of the plant’s security chambers following the arrival of abnormal and extraordinary quantities of rubble and other solid waste through the public sewer lines, Aquiris decided to suspend operation of the plant from December 8 to December 19, 2009 due to significant safety risks to persons and to the plant. This suspension permitted a partial return to normal, but has resulted in several disputes regarding liability for the disruption and the possible environmental consequences of the suspension in wastewater treatment services. In the course of these disputes, two expert reports were delivered. The first report on the “causes” of the disruption was delivered on January 13, 2011 and concludes, in error according to Aquiris, that there was no legitimate reason to suspend operations at the station. The second report on the environmental damage caused by the disruption was delivered on May 31, 2012.

In addition, during the course of 2010, Aquiris instituted legal proceedings against SBGE, the concession authority, with a view to showing that the Brussels-North treatment plant is faced with sizing issues that are attributable to the concession authority. Aquiris is claiming compensation for its losses of business and requesting confirmation that the significant upgrading costs that will be required should be borne by the concession authority. Aquiris and the SBGE asked a panel of experts to render a technical opinion concerning these matters, and their “remedies” report was made public on December 8, 2011. The experts concluded in particular that when the contractual performance parameters were not reached, it was notably because the characteristics of the wastewater received by Aquiris did not conform to specification (40% of water received did not meet specification). They also confirmed that certain structures are too small for the installation and made a series of technical recommendations, which included a variable allocation of costs between the parties depending on the measure recommended. Following this report, Aquiris and SBGE have commenced negotiations on the final acceptance of the plant and a possible modification of the concession contract. These negotiations have not yet led to an understanding. In the meantime, Aquiris still has additional costs to bear. Concomitantly, the court procedure is running its course and a hearing should be set by the end of 2013. On June 12, 2012, SBGE counterclaimed for compensation from Aquiris for the damages allegedly suffered by it as a result of the disruption of the Brussels-North treatment plant from December 8 to December 19, 2009. Lastly, on May 29, 2012, Aquiris brought an action against SBGE before the Brussels commercial court seeking payment of outstanding amounts on several annuities. An introductory hearing was held on June 7, 2012. The next hearing is set for April 26, 2013.

At this point, the Company is unable to assess whether these proceedings are likely to have a material impact on its financial position or results.

Water - Berliner Wasserbetriebe A.ö.R

In March 2010, the German Federal Cartel Office (“FCO”) launched an administrative investigation into Berliner Wasserbetriebe A.ö.R (“BWB”), a company held at 100% by the Land but on which RVB (a company jointly controlled by Veolia Wasser GmbH and RWE) has indirect economic rights, alleging an abuse of dominant position in water distribution, supposedly characterized by charging excessive rates. Upon completion of its investigation, on December 5, 2011, the FCO addressed a statement of objections (draft decision) to BWB for comment, in which it demanded a reduction in its average annual proceeds. BWB and Veolia Wasser GmbH (as third party intervener) addressed their comments to the FCO at the end of January 2012. A second statement of objections was notified to BWB on April 2, 2012, which raised once again comments from BWB and Veolia Wasser GmbH. The FCO then delivered on June 5, 2012 a final decision, ordering a decrease in BWB’s average annual proceeds per cubic meter generated from the sale of drinking water to end customers of 17 to 18% as compared to 2011 (reference year), for the next four years. This decrease should be implemented no later than December 31, 2013. BWB initiated a proceeding on the merits before the Court of Appeal of Düsseldorf on June 11, 2012. Concomitantly, BWB contested in March 2011 the FCO’s jurisdiction before the administrative court; this court declared it lacked jurisdiction to hear the proceedings. An appeal has been lodged before the Münster regional administrative high court, which confirmed the decision of the administrative court on July 12, 2012. BWB is currently considering whether to appeal to the German administrative Supreme Court.

Furthermore, in April 2009, Veolia Wasser GmbH and RWE brought an action before an arbitration court against the Land of Berlin for recognition of their method of recalculation of depreciation on replacement values at market price (« Wiederbeschaffungszeitwerte » or « WBZW ») and for which they seek compensation.

In parallel, Veolia Wasser GmbH also lodged on March 12, 2012 a constitutional complaint against the Berlin Public Disclosure Act (“Offenlegungsgesetz”) before the German federal constitutional court with regard to the disclosure of the partial privatization contracts of BWB dated January 18, 1999 and their subsequent amendments.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

Finally, after the announcement by RWE of its intention to dispose of its shares in RVB to the Land of Berlin (and, as a consequence, of its indirect economic rights in BWB), Veolia Wasser GmbH sought a preliminary injunction against the disposal. On May 30, 2012, the court rejected the motion of Veolia Wasser GmbH. Veolia Wasser GmbH appealed the decision on June 1, 2012. On July 18, 2012, the Land of Berlin and RWE entered into a share purchase agreement. However, this purchase has to be approved by the Land’s parliament to become effective. The Land of Berlin also has a right to rescind, should the appeal of Veolia Wasser dated June 1, 2012 be successful.

At this point, the Company is unable to determine the implementation modalities for the tariff reduction or to assess whether these proceedings are likely to have a material impact on its financial position or results.

Water – European Commission investigation

On January 18, 2012, following unannounced inspections carried out in April 2010, the European Commission opened investigative proceedings aimed at determining whether behavior in the French water and wastewater markets has been coordinated, in conjunction with the French water trade association, the Fédération Professionnelle des Entreprises de l’Eau (“FP2E”), and in particular with respect to price components invoiced to customers. The opening of these proceedings in no way suggests that the results of the investigation are a foregone conclusion. Depending on the results of the investigation, the European Commission will consider either closing the case or sending the companies concerned and the FP2E a statement of objections. In the latter case, Veolia will use all means of defense at its disposal.

At this point, the Company is unable to assess whether these proceedings are likely to have a material impact on its financial position or results.

Environmental Services – Italy

TEC

In April and May 2008, three actions were initiated against the Calabria region or the Extraordinary Commissioner of Calabria (“the Commissioner”) for payments due in relation to a concession agreement for the TEC 1 incinerator in Calabria:

●
An action by Termo Energia Calabria (“TEC”), a 98.76% subsidiary of Veolia Servizi Ambientali Tecnitalia S.p.a. (“VSAT”) against the Calabria region for non-payment of subsidies in the amount of €26.9 million. In February 2011, an Italian administrative court ordered the Calabria region to pay the subsidies. The decision has been appealed by the region, and is currently before the Rome Supreme Court, whose decision has not yet been issued following the hearing held on April 24, 2012.

●
An action by TEC against the Commissioner for €62.2 million in operating fees, cost reimbursement and other amounts due under the concession agreement. In July 2010, a Rome arbitration court awarded €27 million to TEC (excluding “gate fees” and statutory interest), and dismissed the counterclaims. The decision was declared enforceable by the Rome Civil Court on September 17, 2010.

●
An action by Termomeccanica Ecologia S.p.a. (“TME”), which sold to Veolia Propreté and Veolia Servizi Ambientali S.p.a. (“VSA”) a 75% interest in VSAT in 2007 and remained minority partner through SIEE until July 2011, in the name of TEC, against the Commissioner for payments due in respect of the construction of the TEC 1 incinerator. This action was taken over directly by TEC in July 2011. An award of €28 million was made in favor of TEC (excluding statutory interest).

The Commissioner and the Italian State have appealed these two arbitration awards (second and third actions above) to the Rome Court of Appeals, which rejected a request for stay of execution on June 23, 2011, and has scheduled a hearing for January 14, 2014. In December 2011, €94 million was placed in an escrow account with the Bank of Italy, representing the awards (including interest) plus an additional 50%. A hearing before the Rome civil court determining whether to authorize provisional payment to TEC (pending the hearing on the merits) has been on July 9, 2012 and the decision has not yet been issued.

In December 2011, TEC also made a formal claim against the Commissioner (concession authority) seeking payment of €139.8 million (the subsidies, the amount of the two arbitration awards and certain other amounts due). TEC notified the Commissioner that, in the absence of payment by January 31, 2012, the concession agreement would be terminated with retroactive effect as a result of the authority’s breach. The Commissioner requested on January 13, 2012 that TEC ensure the continuation of public service. On January 31, 2012, TEC formally notified the Commissioner of the termination of the concession agreement, and agreed to provide the public service on a transitional basis under a “prorogatio” against reimbursement of its costs. The Commissioner agreed to this transitional arrangement and made an initial payment in February 2012. On March 8, 2012, the Commissioner challenged the termination of the concession agreement.

In the meantime, TEC filed a request for a voluntary liquidation plan, known as a “Concordato Preventivo”, with a court in La Spezia on February 10, 2012, which was admitted on February 23, 2012. This procedure allows for a proposal of full payment of preferential creditors and partial payment of all other creditors (in full and final settlement).

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

TEV

Following an order issued by the Public Prosecutor's Office of Lucca on July 1, 2010, operations at the Falascaia facility were suspended on the alleged grounds of an improper administrative operating license and discharges of polluted wastewater. Despite the decision, on October 19, 2011, by the Lucca Public Prosecutor's Office to lift the closure order on the plant, the operating license for the Falascaia plant was cancelled by the Province of Lucca on November 10, 2011. Termo Energia Versilia (“TEV”), a 98.99% subsidiary of VSAT and the license holder, filed an appeal before the Florence administrative court on January 23, 2012 against the cancellation decision.

On March 21, 2012, TEV made a formal claim against the concession authorities:

▪
seeking payment of €22 million due under the contract for (i) services provided by TEV from 2006 to 2010, (ii) pricing adjustment, (iii) non provision of solid urban waste and (iv) non provision of waste from selective sorting; and

▪	pricing adjustment for 2012.

The formal claim also provided notice that, in the absence of such payment and adjustment by May 15, 2012, the contract would be terminated with retroactive effect as a result of the authorities’ breach. On May 15, 2012, TEV acknowledged the termination of the contract. On June 29, 2012, TEV surrendered the facility to the authorities.

Concordato Preventivo di Grupo

Simultaneously to the admission of TEC’s Concordato Preventivo, some creditors of TEV and VSAT launched judicial procedures for recovery. As a consequence, a request for a group voluntary liquidation plan, i.e. a “Concordato Preventivo di Grupo” (“CPG”), was filed in relation to the VSAT group, which includes TEC and TEV, with the La Spezia Civil Court on April 18, 2012. On April 20, 2012, the request for CPG was admitted by the court. One of the interests of the CPG is that it allows to join procedures with a single judge, the same court appointed administrator(s) and only one mass of debts and receivables for all concerned entities. From the date of admission onwards, TEC is part of the CPG and all legal proceedings involving the VSAT group (as detailed above) are now under the control of two court appointed administrators. Creditors of the VSAT group, as an impaired class, are expected to vote on the plan on September 24, 2012. If the vote is favorable, then the court should approve the plan in early 2013. If the vote is not favorable or if the Court does not homologate the CPG, VSAT and its subsidiaries will be liquidated.

Other segments - Société Nationale Maritime Corse Méditerranée (SNCM)

Corsica Ferries has brought a number of legal proceedings against SNCM, a subsidiary of Veolia Transdev.

Corsica Ferries requested the invalidation of the June 7, 2007 decision awarding a contract (a public service delegation agreement) for marine service to Corsica to the SNCM/CMN group for the 2007-2013 period. This request was denied by a judgment of the Bastia administrative court on January 24, 2008. Corsica Ferries appealed this decision to the Marseille administrative court of appeals. In an order dated November 7, 2011, the administrative court of appeals cancelled the judgment of the Bastia administrative court, instructing the concession authority either to negotiate a voluntary agreement for the termination of the public service delegation agreement from September 1, 2012, or to institute proceedings before the Bastia administrative court within six months of the notification (i.e. before May 7, 2012) to take the appropriate measures. As a consequence, the concession authority filed a motion for termination of the public service delegation agreement with the Bastia administrative court on February 24, 2012. SNCM, for its part, appealed the order to the French administrative Supreme Court on January 5, 2012. On July 13, 2012, the French administrative Supreme Court cancelled the decision of the Marseille administrative court of appeals dated November 7, 2011 and referred the matter back to this court.

Veolia Transport’s acquisition of an interest in SNCM from Compagnie Générale Maritime et Financière (“CGMF”) was notably conditioned on the concession authority maintaining the marine service to Corsica under a public service delegation agreement. In the absence of an appeal by the concession authority, Veolia Transport notified CGMF on January 13, 2012 of its decision to exercise the cancellation clause in the privatization Memorandum of Understanding of May 16, 2006. On January 25, 2012, CGMF contested the exercise of this cancellation clause. In the absence of a reaction from CGMF to a proposal for the out-of-court settlement of the dispute, Veolia Transport notified CGMF on February 7, 2012 of its intention to submit the case to the competent legal authority. On May 11, 2012, Veolia Transport brought an action against CGMF before the Paris commercial court. A hearing has been set to September 24, 2012.

On February 17, 2012, the French competition authority recommended that the concession authority assess its needs in terms of marine service to Corsica in order to limit the scope of a future public service delegation to the minimum necessary.

Corsica Ferries has also contested the validity of a European Commission decision of July 8, 2008, which held that certain payments by the French Government in connection with the SNCM privatization process did not constitute State aid and authorized other payments made by the French Government prior to the privatization. Under the Treaty on the Functioning of the European Union ("TFEU"), governments may only provide subsidies (known as "State aid") to commercial entities in limited circumstances, with European Commission authorization. The General Court of the European Union held an oral hearing on the matter on December 7, 2011. The decision has not yet been issued. The Company believes there is a risk of a full or partial annulment of the European Commission’s decision. The Company estimates that the amount potentially at risk in relation to the privatization is approximately €275 million, excluding interest.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

On June 27, 2012, the European Commission announced that it had opened investigative proceedings aimed at determining whether the payments received by SNCM and CMN for the maritime service from Marseille to Corsica were in line with the European Union state aid rules.

In an action brought before the French Competition Council, Corsica Ferries has contended that SNCM and CMN had formed an unjustified grouping that constituted an anti-competitive cartel, that this grouping constituted an abuse of a dominant position and, lastly, that presenting a bid requesting excessive subsidies (suggesting the existence of cross-subsidies) also constituted an abuse of a dominant position. On April 6, 2007, the French Competition Council dismissed the two claims concerning the grouping. Proceedings on the merits and the investigation of the French Competition Authority (the successor to the French Competition Council) on the claim of excessive subsidies are underway. The investigation is also focusing on the performance terms of the public service delegation agreement (monitoring the application of the guaranteed receipts clause and the corresponding changes in the amount of subsidies received by the parties being awarded the contract). As of this date, no complaint has been served.

Other segments – State aids on airports

The European Commission is currently conducting several investigations in the air transport sector. In this context, the Commission opened on April 4, April 25 and May 30, 2012 several investigative proceedings on certain measures taken in favor of customer airlines and of the successive operators of the Carcassone, Nîmes and Beauvais airports, including companies partly or wholly owned by Veolia Transdev. If appropriate or necessary, Veolia Transdev intends to submit to the State comments as third party intervener.

At this point, the Company is not able to assess the consequences of these proceedings on its financial position or results of operations.

27. RELATED-PARTY TRANSACTIONS

There has been no material change in related-party transactions since December 31, 2011.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

28. REPORTING BY OPERATING SEGMENT

The information presented for each operating segment is identical to that presented to the Group’s Chief Operating Decision Maker (Chairman and Chief Executive Officer) for decision making purposes. This information is based on the internal organization of the Group’s activities and corresponds to the different Group divisions.

The Chief Operating Decision Maker receives summary information by division, enabling him to measure the performance of each division.

Budget objectives set for each division head comprise objectives based on cash generation, operating net income, investment and other key ratios. These objectives are set for each division as a whole.

The variable compensation of Executive Committee members is based on the performance of the Group and of each division (including, in particular, adjusted operating cash flow).

Financial information by operating segment is prepared in accordance with the same rules used to prepare the Consolidated Financial Statements.

Until December 2011, the presentation by operating segment corresponded to the Group’s traditional four businesses, that is, Water, Environmental Services, Energy Services and Transportation.

Following the announcement at the end of 2011 of the Group’s withdrawal from the Transportation business and changes to the Group’s Executive Committee, the internal organizational structure of the Group was modified, with consequently a change in the preparation of the operating segments to be presented.

In accordance with the provisions of IFRS 8 on the identification of operating segments and after taking account of regrouping criteria, the following segments are now presented:

●
The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

●	The Environmental Services segment collects, processes and disposes of household, trade and industrial waste.

●	The Energy Services segment includes heat production and distribution, energy optimization and related services, and electricity production.

●	Other Segments groups together the activities of SNCM, ProActiva MedioAmbiente (Joint-venture avec FCC), Eolfi (Renewable Energies) and the various Group holding companies.

Segment reporting for prior periods was restated for this change.

In accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of activities in the course of divestiture and activities divested were transferred to “Net income (loss) from discontinued operations” (see note 21).

Reporting by operating segment

Revenue by segment (€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Water	6,095.3	5,927.4
Environmental Services	4,481.9	4,553.6
Energy Services	3,920.6	3,597.8
Other Segments	282.9	225.1
REVENUE AS PER THE CONSOLIDATED INCOME STATEMENT	14,780.7	14,303.9

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

Operating cash flow before changes in working capital by segment (€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Water	623.0	747.0
Environmental Services	585.5	569.8
Energy Services	280.0	356.4
Other Segments	4.6	61.7
Total operating segments	1,493.1	1,734.9
Unallocated operating cash flow before changes in working capital (1)	88.4	(3.2)
Operating cash flow before changes in working capital as per the Consolidated Cash Flow Statement	1,581.5	1,731.7

(1)
Unallocated operating cash flow before changes in working capital mainly concerns the Veolia Transdev group excluding SNCM, classified in discontinued operations and not allocated to an operating segment.

Operating income by segment (€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Water	296.7	327.0
Environmental Services	168.6	66.5
Energy Services	156.6	(161.2)
Other Segments	(98.8)	(52.4)
Operating income as per the Consolidated Income Statement	523.1	179.9

Adjusted operating cash flow by segment (€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Water	633.3	699.3
Environmental Services	505.1	497.6
Energy Services	287.9	362.3
Other Segments	(42.8)	(26.8)
Adjusted operating cash flow (Adj. OP CF)	1,383.5	1,532.4

Adjusted operating cash flow reconciles to operating income as follows:

Half-year ended June 30, 2012 (€ million)	Adjusted operating cash flow (Adj. Op CF)	Net operating provisions	Net depreciation and amortization	Impairment losses on Goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Other	Operating income
Water	633.3	(11.1)	(260.8)	(55.8)	1.5	(10.4)	296.7
Environmental Services	505.1	(20.5)	(305.2)	(12.4)	1.1	0.5	168.6
Energy Services	287.9	12.2	(127.8)	(16.4)	1.4	(0.7)	156.6
Other Segments	(42.8)	(4.3)	(26.6)	(23.2)	(0.6)	(1.3)	(98.8)
TOTAL	1,383.5	(23.7)	(720.4)	(107.8)	3.4	(12.0)	523.1

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

Half-year ended June 30, 2011 (€ million)	Adjusted operating cash flow (Adj. Op CF)	Net operating provisions	Net depreciation and amortization	Impairment losses on Goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Other	Operating income by operating segment
Water	699.3	(74.4)	(237.7)	(56.2)	1.4	(5.4)	327.0
Environmental Services	497.6	(58.1)	(300.4)	(78.3)	5.9	(0.2)	66.5
Energy Services	362.3	(42.3)	(115.4)	(363.8)	(2.3)	0.3	(161.2)
Other Segments	(26.8)	7.2	(32.1)	-	(0.3)	(0.3)	(52.4)
TOTAL	1,532.4	(167.6)	(685.6)	(498.3)	4.6	(5.6)	179.9

Industrial investments by segment (€ million)	Half-year ended June 30, 2012	Half-year ended June 30, 2011
Water	293.2	285.5
Environmental Services	325.9	310.8
Energy Services	263.2	143.6
Other Segments	35.7	55.4
Other industrial investments (1)	98.0	130.5
INDUSTRIAL INVESTMENTS (2)	1,016.0	925.8

(1) Other industrial investments correspond to the Veolia Transdev group excluding SNCM, classified in discontinued operations and not allocated to an operating segment.

(2) Pursuant to IFRS 8, industrial investments presented in segment reporting include investments financed by finance lease in the amount of €12.7 million in the half-year ended June 30, 2012 and €11.1 million in the half-year ended June 30, 2011. These industrial investments are presented net of such financing in industrial investments in the Consolidated Cash Flow Statement.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

29. POST-BALANCE SHEET EVENTS

Divestiture of Solid Waste activities in the United States

On July 19, 2012, the Group announced the signature between Veolia Environmental Services North America, a wholly-owned subsidiary of Veolia Environnement and Star Atlantic Waste Holdings LP, a subsidiary of the U.S. infrastructure fund Highstar Capital, for the sale of its Solid Waste activities in the United States for an enterprise value of US$1,909 million (€1,561 million).

This transaction will reduce Group net debt by approximately US$1,820 million (€1,489 million at the July 17, 2012 exchange rate).

The sale is subject to approval by the U.S. antitrust authorities and is expected to be finalized by the end of 2012.

Azaliya

On June 4, 2012, at the end of the Azaliya Board of Director’s meeting, our partner, Mubadala, and Veolia Eau signed a Share Purchase Agreement. This agreement provides for the sale to Veolia Eau of the Azaliya shares held by Mubadala for a basic consideration of €48 million.

The transaction will be completed on August 2, 2012. This acquisition will bring Veolia’s stake in the share capital of Azaliya to 100%. Completion of the transaction will automatically terminate all agreements between Mubadala and Veolia Eau and particularly the Azaliya shareholders’ agreement.

Finally, on July 3, 2012 the Group signed a letter of intention with a potential buyer in order to establish a partnership with the Water division’s activities in Morocco.

Sorical

The voluntary liquidation of the subsidiary, SORICAL (Calabria, Italy), in the Water division, was acknowledged by the Extraordinary General Meeting of July 9, 2012.

Portfolio of euro-denominated floating rate payer swaps

On July 9, 2012, the Group launched the early reversal of a portion of its portfolio of euro-denominated floating rate payer swaps.

As of June 30, 2012, these swaps are classified as fair value hedges and represent notional outstandings of €3,825 million and a net fair value of €489 million.

Water- Berlin

On July 12, 2012, BWB, the company which operates Berlin drinking water and wastewater treatment facilities wholly owned by the Land and in which RVB (a joint subsidiary of Veolia Wasser Gmbh and RWE) holds economic rights, lost its appeal against the decision of the administrative court which held it lacked jurisdiction to judge the jurisdiction of the Cartel Office (see Note 26).

On July 17, 2012, the Land of Berlin Council of Ministers approved the purchase by the Land of the shares held by RWE in RVB, for an acquisition price of €618 million.

This sale will however only become effective after its ratification by the Land parliament (August 30, 2012 at the earliest, which is the date of the next parliamentary session) (see Note 26).

30. MAIN COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012, Veolia Environnement Group consolidated or accounted for a total of 2,824 companies.

The list of main subsidiaries has not significantly changed since December 31, 2011, with the exception of the divestiture of regulated water activities in the United Kingdom of which retained 10% stake are now consolidated under the equity method as associates.